EXHIBIT 2.1.2

OTHER PRODUCTS COLLABORATION AGREEMENT

This Other Products Collaboration Agreement (this “Agreement”) is entered into as of the     th day of                 , 2009 (“Effective Date”) by and between Astellas Pharma Inc., a Japanese corporation, with its principal place of business at 3-11, Nihonbashi-Honcho 2-chome, Chuo-ku, Tokyo 103-8411 Japan (“Astellas”), and CPC, a Delaware limited liability company with its principal place of business at 515 Galveston Drive, Redwood City, California 94063 USA (“CPC”). Astellas and CPC are each referred to herein by name or, individually, as a “Party” or, collectively, as the “Parties.”

BACKGROUND

A. CPC owns or possesses certain Patents (as defined below) and Know-How (as defined below) with respect to certain proteins with potential therapeutic applications and has certain rights and expertise with respect to Enabling Technology (as defined below) as a result of an Asset Contribution Agreement and a Technology License Agreement (the “Technology License Agreement”) between Maxygen, Inc., a Delaware corporation with its principal place of business at 515 Galveston Drive, Redwood City, California, 94063 (“Maxygen”), and CPC of even date herewith;

B. CPC desires to collaborate with a pharmaceutical company with development, manufacturing and commercialization expertise with regard to pharmaceutical products, so as to pursue the therapeutic and commercial potential of such proteins, and Astellas desires to collaborate with CPC in the discovery, research, and preclinical development of such proteins for one or more indications in accordance with the terms and conditions of this Agreement;

C. Astellas possesses pharmaceutical development, manufacturing and commercialization capabilities; and

D. CPC and Astellas desire to collaborate in the discovery, research, and preclinical development of pharmaceutical products incorporating proteins, all on the terms and conditions set forth herein below.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

The following capitalized terms shall have the corresponding meanings as used in this Agreement:

1.1 “Accounting Standards” means generally accepted accounting principles applicable internationally or in a particular country (e.g., International Accounting Standards, Japanese Accounting Standards, U.S. Accounting Standards), as consistently applied by or on behalf of the relevant Party.

1.2 “Affiliate” means any corporation or other business entity that controls, is controlled by, or is under common control with a Party, for so long as such control exists. A corporation or other entity shall be regarded as in control of another corporation or entity if it owns or directly or indirectly controls at least fifty percent (50%) of the outstanding shares or other voting rights of the other corporation or entity having the right to elect directors or such lesser percentage that is the maximum permitted to be owned by a foreign entity in those jurisdictions where majority ownership by foreign entities is prohibited, or (i) in the absence of the ownership of at least fifty percent (50%) of the outstanding shares or other voting rights of a corporation, or (ii) in the case of a non-corporate business entity, if it possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the corporation or non-corporate business entity, as applicable, whether through the ownership or control of voting securities, by contract or otherwise. Notwithstanding a Party’s ownership interest in, or control over, the other Party, a Party hereunder shall not be deemed an Affiliate of the other Party under this Agreement.

1.3 “Astellas Technology” means (i) Astellas Know-How, (ii) Astellas Patents, and (iii) Astellas’ rights and interest in all Other Program Technology.

1.3.1 “Astellas Know-How” means any and all Know-How, and any and all non-Patent intellectual property rights therein, Controlled by Astellas or its Affiliates during the Term that is reasonably necessary or useful for the Preclinical Development, development, manufacture or commercialization of an Other Compound or Other Product within the Field in the Territory in accordance with this Agreement.

1.3.2 “Astellas Patents” means any and all Patents Controlled by Astellas or its Affiliates during the Term claiming or covering (specifically or generically) (i) compositions of matter of any Other Compound or Other Product (or any formulation of either), (ii) methods or processes for the manufacture or synthesis of any Other Compound or Other Product (or any formulation of either) or (iii) methods of use, administration or formulation of any Other Compound or Other Product (or any formulation of either), including Patents that claim Astellas Independent Inventions and Astellas’ interest in Patents claiming Joint Inventions.

1.4 “Budget” means the budget set forth in the Preclinical Development Plan, as may be modified from time-to-time as set forth herein.

1.5 “Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks in Tokyo, Japan or San Francisco, California (as applicable) are authorized or required by Law to remain closed.

1.6 “Buy-Out Option” shall have the meaning provided in the Investors’ Rights Agreement by and between CPC, Maxygen, Astellas Bio Inc., Astellas and Astellas US Holding, Inc. of even date herewith (the “Investors’ Rights Agreement”).

1.7 “Co-Development Agreement” means the Co-Development and Commercialization Agreement by and between CPC (as successor-in-interest to Maxygen) and Astellas, dated September 18, 2008, as the same may be amended from time to time.

1.8 “Control” means, with respect to particular Know-How and any and all non-Patent intellectual property rights therein, or a particular Patent, possession by the Party granting the applicable right, license or sublicense to the other Party as provided herein, of the power and authority, whether arising by ownership, license, or other authorization, to disclose and, if applicable, to deliver the particular Know-How to the other Party, and to grant and to authorize under such Know-How or Patent the right, license or sublicense, as applicable, to such other Party in this Agreement without giving rise to a violation of the terms of any written agreement with any Third Party. “Controlled” and “Controlling” have their correlative meanings.

1.9 “CPC Technology” means (i) CPC Know-How, (ii) CPC Patents, and (iii) CPC’s rights and interest in all Other Program Technology; provided, however, CPC Technology shall only include CPC’s rights and interest in any Enabling Technology to the extent necessary to perform non-Shuffling preclinical development, development, manufacture, commercialization or other exploitation of any Other Protein Variant or Other Product.

1.9.1 “CPC Know-How” means any and all Know-How, and any and all non-Patent intellectual property rights therein, Controlled by CPC or its Affiliates during the Term, or by Maxygen and its Affiliates prior to the Effective Date in accordance with Section 3.5, that is reasonably necessary or useful for the Preclinical Development, development, manufacture or commercialization of an Other Compound or Other Product within the Field in the Territory in accordance with this Agreement.

1.9.2 “CPC Patents” means any and all Patents Controlled by CPC or its Affiliates during the Term, or by Maxygen and its Affiliates prior to the Effective Date in accordance with Section 3.5, claiming or covering (specifically or generically) (i) compositions of matter of any Other Compound or Other Product (or any formulation of either), (ii) methods or processes for the manufacture or synthesis of any Other Compound or Other Product (or any formulation of either), (iii) methods of use, administration or formulation of any Other Compound or Other Product (or any formulation of either), (iv) nucleic acid sequences encoding any Other Compound, or (v) cell lines expressing any Other Compound, including (A) those Patents set forth on Exhibit 1.9.2 as of the Effective Date, and (B) Patents that claim CPC Independent Inventions. For clarity, CPC Patents include CPC’s interest in Patents claiming Joint Inventions.

1.10 “CTLA-4 Program” means any and all activities performed by or on behalf of CPC pursuant to the Co-Development Agreement.

1.11 “CTLA-4 Variant” shall have the meaning provided in the Co-Development Agreement.

1.12 “Data” means any and all research data, results, pharmacology data, medicinal chemistry data, preclinical data, clinical data (including investigator reports (both preliminary and final), statistical analysis, expert opinions and reports, safety and other electronic databases), in any and all forms, including files, reports, raw data, source data (including patient medical records and original patient report forms (excluding patient-specific data to the extent required by applicable law) and the like, in each case directed to, or used in the Preclinical Development or development, manufacture or commercialization of an Other Product hereunder.

1.13 “Dollars” or “$” refers to United States dollars.

1.14 “EMEA” means the European Medicines Agency, or any successor entity thereto.

1.15 “Enabling Technology” means the Enabling Technology as defined under the Technology Licensed Agreement. For clarity, Enabling Technology excludes (i) any Patents listed on Schedules 2.1(a), 2.1(b)(2) or 2.1(e) of the Asset Contribution Agreement between CPC and Maxygen of even date herewith, and (ii) any CTLA-4 Variants and Other Protein Variants resulting from the use of the Enabling Technology, together with genetic materials encoding, and cell lines expressing, any such CTLA-4 Variant or Other Protein Variant.

1.16 “Excluded Protein Variant” means (i) any amino acid (including any natural, synthetic, modified or other amino acid analogue) chain that is a (A) granulocyte colony stimulating factor (G-CSF), (B) Exclusively Out-Licensed Protein, (C) a protein from an infectious agent or a polynucleotide encoding such protein that in each case is intended to be used as a Vaccine (including infectious agents or other constructs incorporating a Vaccine and/or genetic material encoding a Vaccine (including live-attenuated or whole killed virus), but solely when such agent, construct or material is included with or otherwise incorporates a protein from an infectious agent (or variant, homolog, derivative, mutant or fragment of such protein as described in (D), below) or a polynucleotide encoding such protein (or such variant, homolog, derivative, mutant or fragment) and is intended to be used as a Vaccine), or (D) any variant, homolog, derivative, mutant, or fragment of subsection (A) or (B) or (C), which in the case of (C) is intended to be used as a vaccine (each, an “Excluded Protein Molecule”) and (ii) any Excluded Protein Molecule that is conjugated or otherwise coupled to any other molecule (e.g., polyethylene glycol, immunoglobulin domain, sialylation, pegylated, or glycosylation). In no event shall Excluded Protein Variants include any CTLA-4 Variants or (x) any amino acid (including any natural, synthetic, modified or other amino acid analogue) chain that is a protein or polypeptide listed on Schedule 2.1(b)(1) of the Asset Contribution Agreement, or (y) any variant, homolog, derivative, mutant, or fragment of subsection of (x), provided that in the case of (y) such variant, homolog, derivative, mutant, or fragment has not been altered or modified in such a way as to cause such variant, homolog, derivative, mutant, or fragment to fall within (A), (B), or (C) of the definition of Excluded Protein Variant or Vaccine set forth in the first sentence of this Section 1.16, or to fall within (D) above such that a reasonable, independent expert knowledgeable and experienced in working with protein pharmaceuticals would primarily consider such variant, homolog, derivative, mutant, or fragment to be a variant of a protein or polypeptide within (A), (B) or (C) above or a material portion thereof (rather than as a variant of some other protein or material portion thereof). For purposes of this definition of Excluded Protein Variant or Vaccine:

1.16.1 “Exclusively Out-Licensed Protein” has the meaning set forth in Exhibit 1.16.1 attached hereto.

1.17 “FDA” means the United States Food and Drug Administration, or any successor entity thereto.

1.18 “Field” means: (i) with respect to Other Compounds and Other Products that are Resulting Products derived in whole or part from Shuffling conducted prior to January 1, 2017, the Treatment of human diseases or conditions, and (ii) with respect to all other Other Compounds and Other Products, the Treatment or diagnosis of human diseases or conditions.

1.19 “Fiscal Year” means each twelve (12) month period beginning on 1 April of each year and ending on the following 31 March and so on year-by-year. “Fiscal Year 2010” means such period beginning on 1 April 2010 and ending on 31 March 2011; “Fiscal Year 2011” means such period beginning on 1 April 2011 and ending on 31 March 2012, and so on, year-by-year.

1.20 “FTE” shall mean a full-time equivalent person year, on or directly related to performing applicable activities hereunder. Notwithstanding the foregoing, CPC shall not charge more than one FTE (or pro-rata portion thereof for the applicable period) for the time worked by any individual.

1.21 “FTE Rate” shall be Three Hundred Thousand Dollars ($300,000) per FTE.

1.22 “G-CSF Program Support” means all activities, if any, performed by CPC scientific or technical personnel during the Term of this Agreement in support of Maxygen (or its successor-in-interest), or one or more of its licensees with respect to one or more G-CSF Variants or products containing a G-CSF Variant, related to the discovery, research, development, manufacture, commercialization or other exploitation of one or more G-CSF Variants or products containing a G-CSF Variant.

1.23 “G-CSF Variant” means (i) any amino acid (including any natural, synthetic, modified or other amino acid analogue) chain that is a granulocyte colony stimulating factor (G-CSF) or any variant, homolog, derivative, mutant, or fragment thereof (each, a “G-CSF Molecule”) and (ii) any G-CSF Molecule that is conjugated or otherwise coupled to any other molecule (e.g., polyethylene glycol, immunoglobulin domain, sialylation, pegylated, or glycosylation).

1.24 “IND” means, with respect to the United States, an investigational new drug application filed with the FDA as more fully defined in 21 C.F.R. §312.3 or, with respect to a jurisdiction other than the United States, a corresponding filing with the applicable Regulatory Authority for purposes of obtaining permission to initiate human clinical testing in such jurisdiction (e.g., a clinical trial authorization in the United Kingdom or other countries within Europe).

1.25 “IND Enabling Studies” means, with respect to a particular Other Compound, any and all studies which in each case are reasonably necessary to support filing of an IND for such Other Compound, including pharmacokinetic, pharmacodynamic, preclinical safety, toxicology and any other studies (including studies relating to manufacturing, analytical methods and purity analysis, and formulation and process development studies) required for an IND filing.

1.26 “Know-How” means any and all data, information and tangible materials including (i) ideas, discoveries, inventions, improvements or trade secrets; (ii) research and development data,

such as medicinal chemistry data, nonclinical data, preclinical data, pharmacology data, chemistry data (including analytical, product characterization, manufacturing, and stability data), toxicology data, clinical data (including investigator reports (both preliminary and final), statistical analyses, expert opinions and reports, safety and other electronic databases), analytical and quality control data and stability data, in each case together with supporting data; (iii) databases, specifications, formulations, formulae; (iv) practices, knowledge, techniques, methods, formulas, processes, manufacturing information; and (v) research materials, reagents and compositions of matter, including Other Compounds and biological material. Know-How excludes any Patent rights with respect thereto (but does include information in unpublished patent applications).

1.27 “Law” means, individually and collectively, any and all laws, ordinances, rules, directives and regulations of any kind whatsoever of any governmental or regulatory authority within the applicable jurisdiction.

1.28 “Licensed Technology” means, with respect to Astellas, Astellas Technology, and with respect to CPC, CPC Technology.

1.29 “Other Compound” means any Other Protein Variant that (i) is owned or Controlled by CPC as of the Effective Date, including those Other Protein Variants described on Exhibit 1.29 (each, an “Existing Compound”) or (ii) is discovered, conceived, or first reduced to practice by, for, or on behalf of CPC (solely or jointly with others) during the Term (each, a “New Compound”). For the avoidance of doubt, Other Compounds exclude Other Protein Variants proprietary to Astellas (e.g., for which Astellas owns or Controls Patents or Know-How that cover such Other Protein Variants or formulations thereof) (i) that are discovered, acquired, conceived, or first reduced to practice by, for, or on behalf of Astellas prior to the Effective Date, or (ii) that are discovered, acquired, conceived, or first reduced to practice by, for, or on behalf of Astellas, independently of CPC, during the Term (collectively, the “Astellas Compounds”), unless expressly added to the Agreement in writing in accordance with Section 5.4. For the avoidance of doubt, if any Existing Compound or New Compound is also a Astellas Compound, then such compound shall be included in this definition of Other Compound but any and all Know-How or Patents Controlled by Astellas independently of activities by or on behalf of Astellas under this Agreement with respect to such compound shall not be deemed included under Astellas Know-How or Astellas Patents for purposes of this Agreement, unless expressly added to the Agreement in writing in accordance with Section 5.4.

1.30 “Other Product” means any pharmaceutical product that contains an Other Compound as an active ingredient. For avoidance of doubt, Other Product shall include any formulation, delivery device, dispensing device or packaging required for effective use of the Other Product.

1.31 “Other Program Technology” means all Know-How and other subject matter conceived, generated or first reduced to practice by or on behalf of a Party (solely or jointly with the other Party) in the course of conducting the Other Programs, or by Maxygen and its Affiliates prior to the Effective Date in accordance with Section 3.5, together with any and all intellectual property rights (including Patents) therein.

1.32 “Other Programs” means, individually and collectively, any and all of the activities performed (i) by or on behalf of either Party pursuant to the Preclinical Development Plan or (ii) by or on behalf of CPC otherwise directed to any Other Protein Variant for the discovery, research, development, manufacture, commercialization or other exploitation of any Other Protein Variant or Other Product for use in the Field during the Term.

1.33 “Other Protein Variant” means (i) any amino acid (including any natural, synthetic, modified or other amino acid analogue) chain that is a human or animal protein, including, without limitation, any protein or polypeptide listed on Schedule 2.1(b)(1) of the Asset Contribution Agreement, or any variant, homolog, derivative, mutant or fragment of the foregoing subsection (i), including, without limitation, amino acid chains resulting from the use of Shuffling, in each case other than any (A) CTLA-4 Variant or (B) Excluded Protein Variant or Vaccine, (each such protein or variant, homolog, derivative, mutant or fragment thereof, an “Other Protein Molecule”) and (ii) any Other Protein Molecule that is conjugated or otherwise coupled to any other molecule (e.g., polyethylene glycol, immunoglobulin domain, sialylation, pegylated, or glycosylation).

1.34 “Patent” means any of the following, existing at any time in any country or other jurisdiction anywhere in the world: (i) any issued patent (including inventor’s certificates, utility model, petty patent and design patent), extensions, confirmations, reissues, re-examination, renewal, supplementary protection certificates or any like governmental grant for protection of inventions; and (ii) any pending application for any of the foregoing, including any request for continued examination (RCE), continuations, continuations-in-part, divisionals, provisionals, converted provisionals, continued prosecution applications, or substitute applications.

1.35 “Preclinical Development” means any and all processes and activities for the discovery and research of Other Protein Variants and development of Other Compounds and associated Other Products including those processes and activities, whether in vitro or in vivo conducted to: (i) discover, screen, optimize, clone, express, purify, formulate, characterize or enhance any Other Compound, including synthesis or Shuffling of any Other Compound, conjugation thereof, or similar activities; (ii) perform IND Enabling Studies with respect to an Other Compound and (iii) discover, develop, optimize, characterize or enhance technologies and tools including assays, screens, biological models, software and databases reasonably for the support of or in connection with any of the activities described in clauses (i) and (ii) above or development or manufacture.

1.36 “Preclinical Development Costs” means the (i) external out-of-pockets costs and expenses, and (ii) internal costs and expenses calculated on an FTE basis as the FTE Rate, in each case incurred after the Effective Date by CPC in accordance with the Preclinical Development Plan and Budget that are reasonably attributable and fairly allocable to Preclinical Development activities performed pertaining to any Other Protein Variants or Other Compounds, including the costs of (a) processes and activities, whether in vitro or in vivo, conducted to discover, screen, optimize, clone, express, purify, formulate, characterize or enhance any Other Compound, including synthesis or Shuffling of any Other Compound, conjugation thereof, or similar activities; (b) the conduct of IND Enabling Studies with respect to an Other Compound; (c) processes and activities conducted to discover, develop, optimize, characterize or enhance technologies and tools including assays, screens, biological models, software and databases reasonably necessary for the support of any of the activities described in clauses (a) and (b) above, or development or manufacture of Other Compounds, and (d) manufacture of Other Compounds or Other Products for such activities; and (iii) any other costs or expenses that are expressly included in the Preclinical Plan and Budget as approved by the JSC.

1.37 “Regulatory Authority” means any federal, national, multinational, state, provincial or local regulatory agency, department, bureau or other governmental entity with authority over the Preclinical Development, development, manufacture, commercialization or other exploitation (including the granting of Marketing Approvals) with respect to any Other Product in any jurisdiction, including the FDA, EMEA, and the Ministry of Health, Labor and Welfare in Japan.

1.38 “Resulting Product” means any of the following (i) any Resulting Genetic Material, (ii) any vector of any type (e.g., cosmid, plasmid, spore, phage, virus, and/or virus-like particle), and subunits of the foregoing, which contain any Resulting Genetic Material, (iii) any organism, including any prokaryotic and/or eukaryotic cell and/or animal containing any Resulting Genetic Materials; (iv) any Resulting Protein; (iv) any eukaryotic cell, prokaryotic cell and/or expression systems expressing, secreting and/or otherwise producing a Resulting Protein; and/or (v) any product containing in whole and/or part, and/or made with and/or using in whole and/or part, any of the foregoing, in each case, in purified or unpurified form, and alone and/or in combination with other substances, and including any modifications, derivatives, progeny (altered and/or unaltered) and/or fragments of any of the foregoing.

1.38.1 “Resulting Genetic Material” means any genetic material (including DNA and/or RNA) that is generated, created and/or otherwise results directly from exercise of the Shuffling Technology.

1.38.2 “Resulting Protein” means any protein, polypeptide, antibody and/or other molecule encoded in whole and/or part by any Resulting Genetic Material.

1.39 “Shuffle” means techniques, methodologies, processes, materials or instrumentation for performing recombination-based modification of genetic material for the creation of potentially useful variant nucleic acids or proteins. “Shuffled” and “Shuffling” have their correlative meanings.

1.40 “Shuffling Technology” means Know-How or Patents owned by or licensed to CPC directed to the use of or comprising or claiming compositions or methods for Shuffling.

1.41 “Territory” means all countries and territories of the world.

1.42 “Third Party” means any entity other than Astellas or CPC, or their respective Affiliates. For the avoidance of doubt, sublicensees which are not an Affiliate of Astellas or CPC shall be included in the definition of Third Party.

1.43 “Treatment” means, with respect to a particular indication, the prophylaxis, cure, reduction, mitigation, prevention, slowing or halting the progress of, or otherwise management of such indication. “Treat” and “Treating” means providing Treatment.

1.44 “United States” means the United States of America and its possessions and territories.

1.45 “Vaccine” means a formulation intended to be administered in a formulation containing one or more Antigen(s) (and/or a nucleic acid sequence encoding an Antigen) in the form of (i) an infectious agent (e.g., bacteria, viruses, parasite, protozoa) whether live, attenuated or dead, (ii) protein(s), (iii) nucleic acid(s), (iv) cells, spores and vectors (i.e., viruses and/or virus-like particles, liposomes, beads and/or other substrates for Antigen presentation), (v) fragments of any of the foregoing, and/or (vi) a combination of any of the preceding, which formulation is administered for the purpose of inducing an Immune Response in the human and/or animal recipient specifically directed to at least one such Antigen for the prevention or treatment of a disease state, symptom and/or condition in humans and/or animals caused by an infectious agent. For the purposes of this definition of Vaccine:

1.45.1 “Antigen” means a molecule (i.e., protein, polypeptide, peptide, carbohydrate, glycoprotein, glycolipid and/or any combination of the foregoing that is, or is derived in whole or part from, a molecule associated with an infectious agent) that produces an Immune Response to such molecule in a human and/or animal recipient; and

1.45.2 “Immune Response” means an immune state directed to the applicable infectious agents (or a molecule associated with such infectious agent) resulting from the modulation of activity (i.e., an increase, decrease and/or qualitatively different activity) of one or more lymphoid cells (e.g., B cells, NK cells, T cells and/or professional antigen-presenting cells, such as monocytes, macrophages, Langerhans cells, dendritic cells) following the administration of a stimulus.

1.46 Additional Definitions. Each of the following definitions shall have the meaning defined in the corresponding sections of this Agreement indicated below:

Definitions	Section	Definitions	Section
Academic Programs	3.4.1	Losses	8.5.1(a)
Agreement	Preamble	Maxygen	Background
Astellas	Preamble	Maxygen Program Technology	3.5
Astellas Indemnitees	8.5.1(a)	Minimum Quarterly FTE Funding	3.2.2
Bayer Agreement	8.3.4(a)	Negotiation Period	5.3.3
Claims	8.5.1(a)	one Other Protein Variant	5.3.1
Co-Chair	2.3.2	Optioned Rights	5.3.1
Collared Amounts	3.2.2	Option	5.3.1
Confidential Information	7.1	Option Period	5.3.2
Controlling Party	6.2.3	Other Party	6.2.3
CPC	Preamble	Other Program License Agreement	5.3.3
CPC Indemnities	8.5.1(b)	Owning Party	6.2.1
Effective Date	Preamble	Parties	Preamble
Exclusively Out-Licensed Protein	Exhibit 1.16.1	Party	Preamble

Definitions	Section	Definitions	Section
Existing Patents	6.2.2(b)	Preclinical Development Plan	3.2.1
Fault of Astellas	8.5.1(b)	Preclinical Funding Period	4.1.1
Fault of CPC	8.5.1(a)	Prior Maxygen Program Activities	3.5
HSR Expenses	5.3.4	Prosecution and Maintenance	6.2.4
ICC Rules	10.2	Publishing Party	7.3
Indemnified Party	8.6	Representing Party	8.1
Indemnifying Party	8.6	Reviewing Party	7.3
Independent Inventions	6.1.2(a)	SEC	7.4
Independent Patents	6.2.1	Shuffling Improvements	6.1.2(b)
Initial Preclinical Development Plan	3.2.1	Technology License Agreement	Background
JSC	2.2	Term	9.1
JSC Matter	2.5	Third Party Agreements	8.3
Joint Inventions	6.1.2(a)	Transfer Taxes	4.6
Joint Patents	6.2.3	Unassigned Maxygen Contractor Agreements	2.10
Joint Steering Committee	2.2	Unfunded Existing Patents	6.2.2(b)(iii)

1.47 Interpretation. The captions and headings to this Agreement are for convenience only, and are to be of no force or effect in construing or interpreting any of the provisions of this Agreement. Unless specified to the contrary, references to Articles, Sections or Exhibits mean the particular Articles, Sections or Exhibits to this Agreement and references to this Agreement include all Exhibits hereto. Each accounting term used herein that is not specifically defined herein shall have the meaning given to it under applicable Accounting Standards, but only to the extent consistent with its usage and the other definitions in this Agreement. Unless context otherwise clearly requires, whenever used in this Agreement: (i) the words “include” or “including” shall be construed as incorporating, also, “but not limited to” or “without limitation;” (ii) the word “day” or “year” means a calendar day or calendar year unless otherwise specified; (iii) the word “notice” means notice in writing (whether or not specifically stated) and shall include notices, consents, approvals and other communications contemplated under this Agreement; (iv) the words “hereof,” “herein,” “hereby” and derivative or similar words refer to this Agreement (including all Exhibits); (v) the word “or” shall be construed as the inclusive meaning identified with the phrase “and/or;” (vi) provisions that require that a Party, the Parties or any committee or team hereunder “agree,” “consent” or “approve” or the like shall require that such agreement, consent or approval be specific and in writing, whether by written agreement, letter, approved minutes or otherwise; (vii) words of any gender include the other gender; and (viii) references to any specific Law or article, section or other division thereof shall be deemed to include the then-current amendments thereto or any replacement Law thereof. This Agreement was prepared in the English language, which language shall govern the interpretation of, and any dispute regarding, the terms of this Agreement.

ARTICLE 2

SCOPE AND GOVERNANCE OF THE OTHER PROGRAMS

2.1 Scope and Conduct of the Other Programs; Diligence. Subject to the terms and conditions of this Agreement, CPC shall use commercially reasonable efforts to perform Preclinical Development of Other Compounds and Other Products. Accordingly, the Parties shall establish the Preclinical Development Plan in accordance with Section 3.2 to provide for a commitment of resources by CPC (and Astellas, to the extent provided in Section 3.2) so as to satisfy its diligence obligations described in the preceding sentence; provided, however, CPC’s obligation to commit resources shall take into account, and be subject to, its obligations to commit resources to the CTLA-4 Program and, in addition, subject to prior written consent of Astellas to the extent required in accordance with Section 3.4.2, CPC may make a reasonable number of its scientific and technical personnel reasonably available for G-CSF Program Support as long as such provision of personnel for the G-CSF Program does not impair its ability to, or the availability of its personnel to, perform the Preclinical Development Plan or the CTLA-4 Program or otherwise conflict with its obligations hereunder. CPC shall not be obligated hereunder to commit resources or incur expenses to perform Preclinical Development of Other Compounds or Other Products that are not required to be paid for or reimbursed by Astellas hereunder. Each Party shall make all decisions and conduct all of its obligations under the Other Programs in a manner, in its good faith determination, consistent with the terms of this Agreement. Each Party shall cooperate with and provide reasonable support to the other Party in the conduct of such activities. For the avoidance of doubt, a Party’s obligations to use commercially reasonable efforts in this Section 2.1 or anywhere else in this Agreement may be satisfied by such Party’s Affiliates and permitted contractors and sublicensees.

2.2 Joint Steering Committee. Promptly after the Effective Date, the Parties shall establish a joint steering committee (the “Joint Steering Committee” or “JSC”). The JSC shall be responsible for:

(a) establishing the direction and objectives for the Other Programs;

(b) reviewing the possibility of allocating additional resources of the Parties to perform Preclinical Development specifically directed to Other Compounds, and providing for such additional resources of the Parties as appropriate, consistent with the Preclinical Development Plan, in accordance with Section 3.2;

(c) preparing and approving the Preclinical Development Plan and associated Budget (the draft Initial Preclinical Development Plan and associated Budget, is attached hereto as Exhibit 3.2) including allocation of responsibilities between the Parties thereunder in accordance with the applicable terms and conditions of this Agreement;

(d) reviewing and monitoring the performance of each Party of activities assigned to it under the Preclinical Development Plan;

(e) monitoring and reporting CPC’s costs and expenditures with respect to Preclinical Development against the applicable Preclinical Development Plan and Budget for such activities;

(f) evaluating the Preclinical Development Plan based on the results and progress of the activities thereunder, and preparing and approving draft Preclinical Development Plans and/or modifications to the Preclinical Development Plan in accordance with Section 3.2;

(g) reviewing and approving, to the extent provided in Section 2.10, any material agreements to be entered into by a Party with a Third Party contractor for the conduct on any activities under the Preclinical Development Plan;

(h) establishing subcommittees or joint project teams, as the JSC may from time to time agree is necessary or useful, to conduct activities within the scope of the JSC’s authority, and to oversee such subcommittees or joint project teams including, without limitation, establishing a JPT with substantially the same scope of activities as provided in the Co-Development Agreement; and

(i) undertaking or approving such other matters that pertain to the Preclinical Development Plan or Other Programs as are specifically provided for the JSC under this Agreement.

2.3 JSC Membership.

2.3.1 General. The JSC shall be comprised of two (2) representatives from each of CPC and Astellas. CPC’s and Astellas’ initial representatives to the JSC are set forth on Exhibit 2.3. Each Party shall appoint to the JSC at least one representative with relevant decision-making authority from such Party such that the JSC is able to effectuate all of its decisions within the scope of the JSC’s responsibilities. Subject to the foregoing, either CPC or Astellas may at any time replace or remove its respective JSC representatives upon prior written notice to the other Party, provided that any replacement shall be of comparable authority and scope of functional responsibility within that Party’s organization as the person he or she is replacing.

2.3.2 Co-Chairs. Each Party shall appoint one of its members to the JSC to co-chair the meetings for the JSC (each, a “Co-Chair”). The Co-Chairs shall (i) coordinate and prepare the agenda and ensure the orderly conduct of the JSC’s meetings, (ii) attend (subject to below) each meeting of the JSC, (iii) prepare and issue minutes of each meeting within thirty (30) days thereafter accurately reflecting the discussions and decisions of the JSC, and (iv) call ad hoc meetings if necessary to address pressing matters. Such minutes from each meeting shall not be finalized until the applicable Co-Chair from each Party has reviewed and confirmed the accuracy of such minutes in writing. The Co-Chairs shall solicit agenda items from its JSC members and provide an agenda along with appropriate information for such agenda reasonably in advance of any meeting. It is understood that such agenda will include all items requested by either Co-Chair for inclusion therein. In the event the Co-Chair or another JSC member from either Party is unable to attend or participate in a particular JSC meeting, the Party who designated such Co-Chair or member may designate a substitute Co-Chair or other representative for the meeting.

2.4 Committee Meetings. The JSC shall meet at least three (3) times during each year, or as more often as otherwise agreed by the Parties by telephone, videoconference or in person as determined by the JSC, provided that at least once annually such meeting shall be held in person.

All in-person meetings of the JSC shall be held on an alternating basis between CPC’s and Astellas’ facilities, unless otherwise agreed by the Parties. As appropriate, other representatives of the Parties and their Affiliates may attend committee meetings as nonvoting observers, but no Third Party personnel may attend unless otherwise agreed by the Parties (such agreement not to be unreasonably withheld). Each Party may also call for special meetings on an ad hoc basis to resolve particular matters requested by such Party. Each Co-Chair shall provide the JSC members with no less than fifteen (15) Business Days notice of each regularly scheduled meeting, and no less than five (5) Business Days notice of any special meetings called by either Party. The first meeting of the JSC shall occur within thirty (30) days of the Effective Date and the last meeting of the JSC shall occur (unless this Agreement is otherwise earlier terminated) within sixty (60) days prior to the expiration of this Agreement.

2.5 Decision Making. Decisions of the JSC shall be made by unanimous vote of the members present in person or by other means (e.g., telephone or video) at any meeting, with each Party having one vote (regardless of the number of representatives such Party has appointed to the JSC). In order to make any decision, the JSC must have present (in person or telephonically) at least one representative of each Party. If the JSC does not reach consensus with respect to a particular matter within the scope of its authority as stated under Section 2.2 of the Agreement (a “JSC Matter”) after endeavoring for seven (7) days (or such other agreed upon period) to do so, then the JSC, at its determination based on the specific circumstances of the matter, shall refer such JSC Matter to (i) the CEOs (or an executive officer designated by the CEO) of the Parties for resolution as provided in Section 10.1.2 and then, if not resolved (ii) dispute resolution as provided in Section 10.2 or 10.3.

2.6 Reporting to the JSC. Each Party shall keep the JSC fully informed of progress and results of activities, including appropriate summaries of relevant Data generated therefrom, for which it is responsible under the Preclinical Development Plan, as well as progress and results of its other activities, including appropriate summaries of relevant Data generated therefrom, with respect to Preclinical Development of Other Compounds and Other Products, through its members on the JSC.

2.7 Performance of Representatives. CPC and Astellas shall cause each of their representatives on the JSC to vote, and shall otherwise perform their respective activities under this Agreement, in a good faith manner consistent with the terms and conditions of this Agreement and such Party’s respective obligation to use commercially reasonable efforts under Section 2.1.

2.8 Day-to-Day Decision Making Authority. Each Party (itself or through a designee) shall have decision making authority with respect to the day-to-day operations of the Preclinical Development of Other Compounds and Other Products in the Territory for which it is responsible under the Preclinical Development Plan, provided that such decisions are not inconsistent with the Preclinical Development Plan or the express terms and conditions of this Agreement (including the allocation of operation responsibility for various activities as set forth herein). Without limiting the foregoing, CPC shall, and, to the extent Astellas has agreed in accordance with Section 3.2 to perform activities hereunder, Astellas shall, in each such Party’s discretion, determine the allocation of its specific personnel and resources to perform the activities with respect to Preclinical Development of Other Compounds and Other Products for which it is responsible under the Preclinical Development Plan, provided that such decisions are not inconsistent with the Preclinical Development Plan and such Party’s obligations under this Agreement.

2.9 Co-Development Agreement Separation. The JSC and other governance, planning and budgets provided herein are applicable only to the Other Programs and are separate from, and not applicable to, the governance and decision-making provisions under the Co-Development Agreement and will in no way override, supersede or limit such provisions or the control provided to Astellas or CPC under the Co-Development Agreement.

2.10 Use of Contractors. Each Party shall each have the right to use the services of Third Party contractors, including contract research organizations, contract manufacturing organizations and the like, to assist such Party in fulfilling its obligations and exercising its rights under this Agreement, provided that such Third Party is bound by a written agreement that is consistent with terms of this Agreement, including intellectual property ownership and confidentiality provisions consistent with those set forth in Article 6 and Article 7, and the terms of such written agreement is consistent with industry norms for payments, quality and in other material respects. When practicable, each Party shall use commercially reasonable efforts to compare the services available from multiple contractors for each task to optimize the time, cost and quality delivered to the Other Programs. Notwithstanding the foregoing, each Party shall consider the possibility of using the other Party’s resources to perform such activities as an alternative to utilizing the services of a contractor. Any such agreement with a Third Party contractor under which anticipated payments would reasonably be expected (as determined at the time of signing) to exceed Fifty Thousand Dollars ($50,000) in a given calendar quarter, or One Hundred Thousand Dollars ($100,000) in total, shall be submitted to the JSC for its review and approval, prior to the relevant Party entering in such agreement with the Third Party contractor. Each Party shall remain responsible for ensuring the compliance of its Affiliates with the applicable terms of this Agreement. Each Party shall contractually obligate its licensees, sublicensees and contractors that are performing activities by, for or on behalf of such Party under this Agreement or are otherwise licensed or sublicensed under the CPC Technology or the Astellas Technology to comply with all relevant restrictions, limitations and obligations in this Agreement applicable to such licensees, sublicensees and contractors, and agrees to reasonably enforce such contractual obligations in the event of material breach by one of its licensees, sublicensees and contractors of such obligations. CPC shall have the right (i) to continue to use the services of Third Party contractors that are (or whose affiliates are) parties to those written agreements set forth in Exhibit 2.10 that are already in effect as of the Effective Date and that have been assigned from Maxygen to CPC under the Asset Contribution Agreement (which agreements may relate to activities with respect to the CTLA-4 Program or the Other Programs), and to enter into additional work orders or otherwise extend or expand such contracts for additional services of a similar nature on substantially similar terms and conditions as provided in the corresponding written agreement (which, for clarity, may include services with respect to a Program that are of a similar nature to services previously provided by such Third Party with respect to another Program), and (ii) to enter into written agreements with Third Party contractors that are substantially identical to those written agreements between Maxygen and such Third Party contractors that are set forth in Exhibit 2.10 which are not assigned to CPC under the Asset Contribution Agreement (“Unassigned Maxygen Contractor Agreements”), for substantially similar services as were provided to Maxygen by such Third Party contractor (but for services with respect to the Projects, and with appropriate adjustments in payments to reflect the services to be provided) in each case to assist CPC in fulfilling its obligations and exercising its rights under this Agreement, and this Section 2.10 shall not be construed to require CPC to renegotiate or amend the terms of such contracts (or, in the case of Unassigned Maxygen Contractor Agreements, to negotiate terms that are substantially different from the terms set forth in the Unassigned Maxygen Contractor Agreements); provided, however, that CPC shall be required to obtain JSC approval as set forth above in this Section 2.10 with respect to additional anticipated expenses from any such amendment or modification (including new or modified work orders) of such an agreement in excess of Fifty Thousand Dollars ($50,000) in a given calendar quarter, or One Hundred Thousand Dollars ($100,000) in total.

ARTICLE 3

PRECLINICAL DEVELOPMENT

3.1 Preclinical Development. CPC shall conduct a research and discovery program directed toward Preclinical Development of Other Compounds in accordance with the Preclinical Development Plan (as defined below), subject to the JSC’s oversight, coordination, and/or direction with respect to matters within its purview pursuant to this Agreement. Each Party will be responsible for conducting, and shall use commercially reasonable efforts to conduct, the activities allocated to such Party, if any in the case of Astellas, under the Preclinical Development Plan and shall use commercially reasonable efforts to progress and complete such activities within the timeframes set forth therein, including by allocating such personnel as reasonably necessary to progress and complete the tasks assigned to it in the then-current Preclinical Development Plan within the timeframes as set forth therein, but no less than the number of personnel set forth for such Party in the then-current Preclinical Development Plan on a task-by-task basis; provided that CPC’s obligation to commit resources shall take into account, and be subject to, its obligations to commit resources to the CTLA-4 Program, and in addition, subject to prior written consent of Astellas to the extent required in accordance with Section 3.4.2, CPC may make a reasonable number of its scientific and technical personnel reasonably available for G-CSF Program Support as long as such provision of personnel for the G-CSF Program does not impair its ability to, or the availability of its personnel to, perform the Preclinical Development Plan or the CTLA-4 Program or otherwise conflict with its obligations hereunder.

3.2 Preclinical Development Plan.

3.2.1 Plan. The Other Programs shall be carried out in accordance with a detailed workplan and budget (“Preclinical Development Plan”) covering the Prior Maxygen Program Activities and the Preclinical Development activities to be conducted under this Agreement with respect to any Other Protein Variant. The initial Preclinical Development Plan is attached hereto as Exhibit 3.2. CPC hereby represents and warrants that the initial Preclinical Development Plan as attached hereto as Exhibit 3.2 does not include any activities that will be performed on or with an Excluded Protein Variant or Vaccine. The Parties shall use commercially reasonable efforts to have the JSC finalize and submit to the Parties for review and comment, and have the JSC approve, a mutually agreed final form of the initial Preclinical Development Plan based on the attached draft as soon as reasonably practicable, and no later than forty-five (45) days, following the Effective Date. Once finalized, reviewed and approved by the JSC, such plan shall become the Preclinical Development Plan hereunder (the “Initial Preclinical Development Plan”) and shall govern the performance of the Other Programs through the period beginning on the date of its approval and ending on March 31, 2010 (or such longer time as the JSC may decide). At least ninety (90) days prior to the end of the period covered by the Initial Preclinical Development Plan, and thereafter at each JSC meeting, the JSC shall review and revise the Preclinical Development Plan with respect to the period remaining in the Term, and the first twelve (12) months of such Preclinical Development Plan shall include a detailed description of the Preclinical Development activities to be conducted thereunder including a detailed Budget for all such activities. In the event a proposed draft or revision of the Preclinical Development Plan contemplates (i) Preclinical Development of Other Compounds or Other Products that are not already included under a previously approved Preclinical Development Plan or (ii) activities that would be materially different from the Preclinical Development activities contemplated under a previously approved Preclinical Development Plan, or upon request by a Party, the JSC shall discuss whether to conduct an assessment of intellectual property rights of Third Parties in connection with Preclinical Development, and include any such assessment agreed by the JSC in the applicable Preclinical Development Plan and associated Budget.

3.2.2 Budget Cap and Floor. The total Budget under the Preclinical Development Plan, excluding the Budget for activities, if any, provided under the Preclinical Development Plan to be conducted by Astellas or its subcontractors, and excluding amounts payable under Section 6.2 (Patent Matters), but including payments to CPC’s Third Party Contractors and amounts, if any, for assessment of intellectual property rights of Third Parties as described in Section 3.2.1, (such total Budget amounts referred to as the “Collared Amounts”) shall not exceed Fifteen Million Dollars ($15,000,000) in any eighteen (18) consecutive month period without the prior written consent of Astellas; provided, however, that if the Co-Development Agreement is terminated and Astellas’ representatives to the JSC agree to re-allocation of some or all of the CPC personnel used for the CTLA-4 Program to Other Programs as described in Section 3.4.3(b), then written consent from Astellas shall not be required to the extent that such re-allocation approved by Astellas’ JSC representatives causes the Collared Amounts to exceed Fifteen Million Dollars ($15,000,000) in an eighteen (18) consecutive month period. The Collared Amounts in the Budget under the Preclinical Development Plan shall not be below the Minimum Quarterly FTE Funding (as defined below) for any given calendar quarter without the prior written consent of CPC. For purposes of the foregoing, “Minimum Quarterly FTE Funding” means an amount equal to a quarterly allocation of forty-two (42) FTEs less the number of CPC FTEs allocated to the CTLA-4 Program (or, if the Co-Development Agreement is terminated, the number of FTEs that were allocated to the CTLA-4 Program in the last approved plan and budget under the Co-Development Agreement which Astellas does not agree to add to the Preclinical Development Plan as described in Section 3.4.3(b)) and less the FTEs, if any, utilized by CPC for G-CSF Program Support (each such set of FTEs adjusted for a single calendar quarter), multiplied by the FTE Rate; provided, however, that the Minimum Quarterly FTE Funding shall not exceed the Fifteen Million Dollars ($15,000,000) in any eighteen (18) consecutive month period without the prior written consent of Astellas described in the first sentence of this Section 3.2.2, except to the extent that the Co-Development Agreement is terminated, and re-allocation (with approval of Astellas’ representatives to the JSC) of some or all of the CPC personnel used for the CTLA-4 Program to Other Programs, as described in Section 3.4.3(b), causes the Minimum Quarterly FTE Funding to exceed such amounts.

3.2.3 JSC Review and Modification. The JSC shall review the Preclinical Development Plan on an ongoing basis and propose changes thereto for consideration at the next JSC meeting, any approval of such changes shall be reflected in agreed and approved minutes of JSC meetings or otherwise agreed in writing. For each Preclinical Development Plan provided to the JSC for review, (i) CPC’s members of the JSC shall confirm that none of the activities provided therein will be performed on or with an Excluded Protein Variant or Vaccine, and (ii) Astellas’ members of the JSC shall inform the JSC, prior to inclusion of any proposed new Other Protein Variant program in the Preclinical Development Plan, whether such proposed new Other Protein Variant program relates to a “Astellas Compound” and whether Astellas has Patents claiming compositions (including polypeptides or genetic materials encoding such polypeptides) that are relevant to such proposed new Other Protein Variant program considered for inclusion. The Parties acknowledge that the Preclinical Development Plan is intended to cover one or more research and preclinical development programs of Other Compounds or Other Products, with the goal of generating one or more sequence-optimized compound(s) for which proof-of-concept has been verified with in vitro data within two and one-half (2 1/2) years of the Effective Date; provided that the preceding acknowledgement of the Parties’ intent and goal shall not be construed an agreement or commitment by either Party that such intent or goal will be achieved. No Preclinical Development Plan shall assign obligations to Astellas unless Astellas so agrees in writing.

3.3 Other Programs Information and Reports. CPC and Astellas shall make available and disclose to each other all Other Program Technology, including all Patents and Know-How therein regarding Other Compounds and results of in vitro and in vivo studies, assay techniques and new assays arising from the Preclinical Development, with significant discoveries or advances being communicated as soon as reasonably practical after such Other Program Technology is discovered or its significance is appreciated; provided, however, that with respect to tangible research material within Other Program Technology, the Parties shall exchange such material as determined by the JSC in accordance with the applicable Preclinical Development Plan or as otherwise determined by agreement of both Parties’ representatives to the JSC. At each meeting of the JSC, CPC and, to the extent Astellas has agreed in accordance with Section 3.2 to perform activities hereunder, Astellas shall provide to the other Party’s representative on the JSC a detailed written report of its progress and activities under the Other Programs or other Preclinical Development activities performed hereunder since the last such report, including: (i) the experiments conducted, (ii) any Other Program Technology developed and (iii) conclusions and results, including summaries of Data generated. Each Party shall, subject to applicable confidentiality obligations set forth herein, provide the other Party with full access to, and the ability to copy, all Data generated by such other Party in conducting the Other Programs upon the other Party’s reasonable request.

3.4 Other Activities. During the period beginning upon the Effective Date and ending upon the second anniversary of the Effective Date, CPC shall only conduct such research, development (preclinical or otherwise), manufacture and commercialization activities that are set forth in the Preclinical Development Plan approved by the JSC hereunder or such activities as are provided under the Co-Development Agreement with respect to the CTLA-4 Program and shall not conduct or participate in any other such activities except as follows:

3.4.1 Academic work. CPC shall be permitted to assist academic or other non-profit institutes in the conduct of in vivo studies or other non-clinical research activities with respect to Other Protein Variants that are not the subject of any work under the Preclinical Development Plan (“Academic Programs”) provided that such activities do not affect in a material adverse manner CPC’s commitment of resources and allocation of personnel to conduct activities for which

Astellas provides funding to CPC as set forth under the Preclinical Development Plan; provided, however, that CPC shall not utilize more than de minimis FTEs of CPC in connection with such activities without Astellas’ consent, not to be unreasonably withheld, and shall not provide funding for such activities at the academic or other non-profit institutes without Astellas’ consent, and the costs of such activities (and associated FTEs) shall not be included in the Preclinical Development Costs for which Astellas is obligated to reimburse CPC under Section 4.1.

3.4.2 G-CSF Support Work. CPC shall have the right, without requiring JSC approval, but subject to Astellas’ prior written consent to the extent required pursuant to this Section 3.4.2, to make a reasonable number of its scientific and technical personnel available for G-CSF Program Support as long as such provision of personnel for the G-CSF Program does not impair its ability to, or the availability of its personnel to, perform the Preclinical Development Plan or the CTLA-4 Program or otherwise conflict with its obligations hereunder and provided that all such G-CSF Program Support is fully funded by a Third Party. Prior to making any such scientific and technical personnel available for G-CSF Program Support, CPC shall provide Astellas with a reasonably detailed written plan identifying the personnel who shall be made available and the approximate time periods during which the personnel would be performing G-CSF Program Support; provided, however, that submission of a written plan to Astellas, and prior consent by Astellas, shall not be required for CPC to provide up to one (1) FTE for G-CSF Program Support within the first year following the Effective Date. If Astellas provides written notice approving such detailed written plan, such approval not to be unreasonably withheld, CPC shall thereafter have the right to make only the identified personnel available only for the approved identified time periods to perform G-CSF Program Support.

3.4.3 Other activities.

(a) Activities after Second Anniversary. Beginning upon the second anniversary of the Effective Date, CPC shall be able to conduct research, development (preclinical or otherwise), manufacture and commercialization activities of its own choosing without requiring approval of the JSC; provided, however, that CPC shall continue to conduct any ongoing Other Programs in a manner consistent with the Preclinical Development Plan and Budget therefor as may be amended by the JSC.

(b) Utilization of Personnel after Termination of CTLA-4 Program. If the Co-Development Agreement is terminated during the Term, then, notwithstanding the restrictions set forth above in this Section 3.4, CPC shall have the right to utilize any FTEs previously allocated to the CTLA-4 Program to conduct research, development (preclinical or otherwise), manufacturing and commercialization activities of its own choosing without requiring approval of the JSC or Astellas (in which case Astellas shall not be obligated to reimburse CPC for such activities and FTEs), except to the extent Astellas agrees (in its sole discretion) to add any such FTE’s to the Preclinical Development Plan and thereby fund such FTEs in accordance with this Agreement.

(c) Licensing of Unfunded Existing Patents. CPC may engage in activities reasonably related to efforts to out-license or sell Unfunded Existing Patents and Know-How specifically related to Unfunded Exiting Patents, provided that such activities do not impair its ability to, or the availability of its personnel to, perform the Preclinical Development Plan or the CTLA-4 Program or otherwise conflict with its obligations hereunder.

3.5 Certain Activities of Maxygen prior to the Effective Date. With respect to activities conducted by Maxygen prior to the Effective Date pursuant to Section 5.15 of the Master Joint Venture Agreement between Maxygen, Astellas and Astellas Bio Inc. (“Prior Maxygen Program Activities”), CPC and Astellas agree that, for purposes of this Agreement, such Prior Maxygen Program Activities shall be deemed to have been conducted by CPC, and shall be deemed part of the Other Programs to the same extent as if all such Prior Maxygen Program Activities had been conducted by CPC under this Agreement. Without limiting the foregoing, CPC and Astellas agree that:

(a) all Know-How and Patents generated, created, or invented by Maxygen in the course of such Prior Maxygen Program Activities and assigned to CPC under the Asset Contribution Agreement (collectively, “Maxygen Program Technology”) shall be treated as CPC Technology, Enabling Technology, Independent Inventions and/or Shuffling Improvements hereunder to the same extent as would be the case if all such Prior Maxygen Program Activities had been conducted by CPC under this Agreement;

(b) the Maxygen Program Technology shall be subject to Astellas’ Option under this Agreement to the same extent as if all such Prior Maxygen Program Activities had been conducted by CPC under this Agreement;

(c) Section 3.3 of this Agreement shall apply with respect to the reporting and disclosure of data and results generated in the Prior Maxygen Program Activities as provided in Section 2.6 to the to the same extent as if all such Prior Maxygen Program Activities had been conducted by CPC under this Agreement; and

(d) the various provisions of this Agreement related to Prosecution and Maintenance of Patents, including provisions regarding the sharing of costs, shall apply with respect to the Maxygen Program Technology to the same extent as if all such Prior Maxygen Program Activities had been conducted by CPC under this Agreement.

ARTICLE 4

PRECLINICAL DEVELOPMENT FUNDING

4.1 Certain R&D Reimbursement Payments.

4.1.1 Payment of CPC’s Preclinical Development Costs. From the Effective Date until the third anniversary of the Effective Date (the “Preclinical Funding Period”), Astellas shall bear certain Preclinical Development Costs incurred by CPC in accordance with this Article 4.

4.1.2 Advance Payment. Prior to the beginning of each calendar quarter during the Preclinical Funding Period, Astellas shall pay CPC for CPC’s expected Preclinical Development Costs for such calendar quarter as provided in the Preclinical Development Plan and Budget for such calendar quarter. With respect to the period between the Effective Date and the beginning of the first full calendar quarter, Astellas shall pay CPC within ten (10) days of the Effective Date CPC’s expected Preclinical Development Costs for such period, as provided in the Initial Preclinical Development Plan and Budget, attached hereto.

4.1.3 Reconciliation. Within forty-five (45) days of the end of each calendar quarter of the Preclinical Funding Period, CPC shall provide Astellas with a detailed accounting of its Preclinical Development Costs actually incurred or accrued in accordance with applicable Accounting Principles during such calendar quarter. If activities covered by the Preclinical Development Plan and associated budget are planned or anticipated to occur in a given calendar quarter, but are delayed (provided that any material or significant delay under the reasonable control of CPC, or due to the failure of Maxygen to provide CPC licenses, materials or software that were available to Maxygen for conduct of the Other Programs prior to the Effective Date, shall require review and approval by the JSC) or accelerated so that Preclinical Development Costs associated with such activities are actually incurred or accrue in a calendar quarter other than the calendar quarter originally planned or anticipated, the Budget under the Preclinical Development Plan with respect to Preclinical Development Costs for such activities shall be adjusted to reflect the actual timing of such activities and associated Preclinical Development Costs; provided, however, that unless otherwise agreed by the Parties the adjustment described in this sentence shall apply only with respect to timing (i.e., determining the calendar quarter in which or for which such amounts will be taken into account under the Budget), and not to increase or decrease the total amounts budgeted for such activities. If Astellas’ advance payment made in accordance with Section 4.1.2 for a quarter exceeds CPC’s Preclinical Development Costs actually incurred or accrued by CPC in such calendar quarter, Astellas shall have the right to credit such excess against the advance payment due in accordance with Section 4.1.2 for the upcoming calendar quarter; provided, however, that for the final two quarters of the Preclinical Funding Period, CPC shall provide reimbursement to Astellas for the amount of such excess with its detailed accounting. If Astellas’ advance payment made in accordance with Section 4.1.2 for a quarter falls short of CPC’s Preclinical Development Costs actually incurred or accrued by CPC in such calendar quarter, Astellas shall provide reimbursement to CPC for the amount of such shortfall; provided, however, that Astellas shall have no obligation to pay or reimburse CPC for any Preclinical Development Costs actually incurred or accrued by CPC in a calendar quarter in excess of one hundred ten percent (110%) of the amount set forth in the Budget for such quarter (as adjusted to account for actual timing of activities as described above in this Section 4.1.3) unless otherwise agreed by the Parties.

4.2 Payments; Foreign Exchange. All payments under this Agreement shall be made in Dollars by wire transfer to a bank and to an account designated by the Party receiving such payment. In the event that an underlying transaction giving rise to a payment hereunder is in currency other than Dollars, payments shall be calculated based on the closing exchange rates reported in The Wall Street Journal (Internet U.S. Edition) for the last Business Day of the applicable reporting period for the payment due.

4.3 Late Payments. Any payments or portions thereof due hereunder which are not paid when due shall accrue from the date payment is due until the date of payment simple interest equal to the lesser of (i) the prime rate as reported in The Wall Street Journal, Internet U.S. Edition, on the date such payment is due, plus an additional one percent (1%), or (ii) the maximum rate permitted by Law, calculated on the number of days such payment is delinquent. This Section 4.3 shall in no way limit any other remedies available to either Party.

4.4 Books and Records. CPC shall keep complete, true and accurate books of account and detailed records (including financial and other records) reasonably sufficient to determine and establish the accuracy of such CPC’s reimbursements under this Article 4. Such books and records shall also document all costs and expenses incurred or paid in connection with the Preclinical Development conducted with regard to Other Compounds and Other Products under this Agreement. All such books and records shall be maintained until the later to occur of (a) five (5) years following the relevant Fiscal Year to which such records pertain, or (b) the expiration of any applicable period required by Law with respect thereto.

4.5 Audit Rights. Astellas shall have the right to inspect and audit CPC’s books and records, at the location(s) where the books and records are maintained by CPC, relating to the Other Programs for purposes of ascertaining the accuracy of Astellas’ payments to CPC under this Article 4, provided that any (i) such audit shall take place by (and no later than) one (1) year after the expiration or termination of this Agreement, (ii) once such an inspection and audit of the books and records of CPC for a given time period has been completed and any discrepancies or potential discrepancies identified in such audit with respect to payments, reimbursements or sharing under this Agreement have either been resolved or determined in reasonable detail in connection with such audit, the books and records for such time period will not be subject to re-audit under this Section 4.5 (for the avoidance of doubt, the books and records for a given time period may be reviewed more than once during an audit to verify the accuracy of the relevant payments), and (iii) such inspection and audits shall be performed on behalf of Astellas by an independent Third Party auditor selected by Astellas and reasonably acceptable to CPC. Such audits shall be conducted during the normal business hours of CPC upon at least thirty (30) days advance notice to CPC and shall be made no more than once each four consecutive calendar quarters. The auditor selected by Astellas shall be required to execute a reasonable confidentiality agreement prior to commencing any such audit and shall only disclose to Astellas (a) whether or not the relevant payments were accurate, or the reasons why the accuracy of the relevant payments could not be determined, and any recommended actions needed to ensure the accuracy of relevant future payments, and (b) if the payments were not accurate, the amount of any under- or over-payment, as well as detail concerning the nature, scope and circumstances of the discrepancy so that such discrepancy can be equitably resolved. With respect to audits of financial and accounting records, the results of such audits shall be delivered in writing to Astellas and CPC. Astellas shall bear the costs and expenses of audits conducted under this Section 4.5, unless a variation or error producing an overpayment exceeding five percent (5%) of the amount paid for the period covered by the audit, whereupon all reasonable out-of-pocket costs paid to Third Parties relating to such audit shall be paid by CPC.

4.6 Taxes. Each Party shall bear and, except as otherwise expressly provided in this Section 4.6, pay any and all taxes, duties, levies, and other similar charges (and any related interest and penalties), however designated, imposed on that Party as a result of any payment to the other Party hereunder. Any federal or state income or franchise tax deductions for payments made by either Party pursuant to the Agreement shall be for the benefit of the payer. All payments hereunder shall be made without deduction for such taxes except to the extent required by applicable Law. If any withholding or similar tax is due with respect to such a payment, such tax shall be deducted from amounts payable or otherwise due hereunder by the paying Party and paid to the applicable taxing authority. Upon request the paying Party shall furnish to the other Party appropriate evidence of payment of any such tax required by applicable Law. Furthermore, the Parties shall reasonably cooperate and assist each other in the preparation and filing of such forms with the applicable taxing authorities as may provide for relief from withholding and similar taxes with respect to payments hereunder and in accordance with applicable Laws. Notwithstanding the foregoing, Astellas shall bear and pay any and all federal, state, local or foreign sale, use, transfer, stamp duty, value-added or similar taxes (“Transfer Taxes”) arising out of the exercise of the Option (as defined below). To the extent permitted by applicable law, CPC and Astellas shall use commercially reasonable efforts to minimize such Transfer Taxes.

ARTICLE 5

LICENSE GRANTS; OPTION

5.1 Licenses To CPC. Subject to the terms and conditions of this Agreement, Astellas hereby grants to CPC the following licenses:

(a) a non-exclusive, royalty-free license in the Territory to make, use and otherwise exploit subject matter within the Astellas Technology (including the right to make, have made, use and import Other Products and Other Compounds) solely and solely for the purpose of conducting Preclinical Development hereunder with respect to Other Products and Other Compounds solely for use in the Field in accordance with the then-current Preclinical Development Plan. The license granted under this Section 5.1(a) excludes the right to grant sublicenses without the consent of Astellas, which consent shall not be unreasonably withheld, delayed or conditioned; provided, however, that CPC shall have the right to exercise such license through its Affiliates and Third Party contractors, which exercise shall not be construed as a sublicense; and

(b) a royalty-free license in the Territory (effective from the Effective Date, but exercisable on a Program-by-Program basis only after expiration of the Option Period or termination of Astellas’ Optioned Rights with respect to the applicable Program as provided in this Agreement), under Astellas’ rights in and to the Independent Inventions and Joint Inventions generated under this Agreement, with the right to grant and authorize sublicenses as provided in this Section 5.1(b), to research, develop, practice, make, have made, use, sell, offer for sale, import, and otherwise commercialize Other Compounds and Other Products containing Other Protein Variants, in each case exclusively for use in the Field. For clarity, the license granted under this Section 5.1(b) shall not be exercisable or sublicensable until after the end of the Option Period expires or is terminated and shall be subject to the Option as set forth in this Agreement, as well as the applicable Other Program License Agreement(s), if any, entered into by the Parties on Astellas’ exercise of the Option, and therefore CPC shall have no right to grant any sublicense, option, covenant not to sue or other right under the license provided in this Section 5.1(b) for any Other Protein Variant for which the Option has been exercised except as expressly provided under Section 5.3.2 or 5.3.3. Unless otherwise provided in a given Other Program License Agreement entered into by the Parties, the foregoing license grant will, upon execution of an Other Program License Agreement, and for the duration of such Other Program License Agreement, exclude any rights to Other Program Variants that are the subject of such Other Program License Agreement(s).

5.2 Licenses To Astellas. Subject to the terms and conditions of this Agreement, CPC hereby grants to Astellas a non-exclusive, royalty-free license in the Territory to make, use and otherwise exploit subject matter within the CPC Technology (including the right to make, have made, use and import Other Products and Other Compounds) solely for the purpose of conducting Preclinical Development hereunder with respect to Other Products and Other Compounds solely for use in the Field in accordance with the then-current Preclinical Development Plan. The license granted under this Section 5.2 excludes the right to grant sublicenses without the consent of CPC, which consent shall not be unreasonably withheld, delayed or conditioned; provided, however, that Astellas shall have the right to exercise such license through its Affiliates and Third Party contractors, which exercise shall not be construed as a sublicense.

5.3 Option To Astellas.

5.3.1 Option Grant. In consideration of the funding of the Other Programs provided under Article 4, CPC hereby grants to Astellas an exclusive option (the “Option”) to acquire an exclusive, sublicensable license within the Territory under CPC’s rights in and to the CPC Technology to research, develop, practice, make, have made, use, sell, offer for sale, import, and otherwise commercialize one Other Protein Variant including Other Compounds and Other Products containing such Other Protein Variant, in each case, for use in the Field; provided, however, such license shall not include any license to perform Shuffling (the “Optioned Rights”). Upon exercise of the Option, the Optioned Rights shall be conveyed pursuant to, and on the terms and conditions set forth in, a definitive written Other Program License Agreement (defined below) mutually agreed by the Parties or determined by the arbitrator, as applicable, in each case as set forth in Section 5.3.3, which shall contain reasonable terms addressing appropriate subject matter typically addressed in agreements of the type in the biopharmaceutical industry, including reasonable confidentiality provisions, indemnities, and the like. For purposes of this Section 5.3, “one Other Protein Variant” means any Other Protein Variant that is, or is derived from, either (i) a single, identified human or animal protein, or (ii) a group of related human or animal proteins if such group is expressly treated as a single project in the applicable Preclinical Development Plan or that Astellas can otherwise demonstrate that such group constituted part of the same Other Program, and any variants, homologs, derivatives, mutants or fragments of (i) and (ii) whether alone or conjugated or otherwise coupled to any other molecule (e.g., polyethylene glycol, immunoglobulin domain, sialylation, pegylated, or glycosylation).

5.3.2 Option Period. The Option shall exist for the period commencing upon the Effective Date and ending on the earlier to occur of: (a) termination (but not expiration) of the Buy-Out Option, (b) exercise by Astellas of the Buy-Out Option, or (c) forty-five (45) days after the expiration of the Buy-Out Option (the “Option Period”), but may only be exercised after expiration of the Buy-Out Option (and only if the Buy-Out Option has not been exercised or terminated prior to its expiration). In the event that Astellas decides in its sole discretion to exercise the Option as provided in this Section 5.3, Astellas shall exercise the Option by giving notice thereof in writing to CPC prior to the end of the Option Period setting forth the identity of the Other Protein Variant for which the Option is exercised. For the avoidance of doubt, with respect to any Other Protein Variants for which Astellas has not exercised the Option, CPC shall have the right, upon the earlier of expiration of the Option Period, to research, develop and commercialize, or license Third Parties to research, develop and commercialize, such Other Protein Variants, including Other Compounds and Other Products containing such Other Protein Variants and related subject matter of CPC resulting from the applicable Other Program, without the consent of, or further obligation to, Astellas.

5.3.3 Negotiations. If Astellas exercises the Option as described in Section 5.3.2 prior to expiration of the Option Period, then following CPC’s receipt of Astellas’ notice of its exercise of the Option, CPC and Astellas shall negotiate in good faith, for a period of up to six (6) months from the date of such receipt, even if such period extends beyond the Option Period (or such longer period as may be agreed upon by the Parties) (the “Negotiation Period”), the commercially reasonable financial and other terms of an exclusive license agreement between them under which Astellas would be granted the Optioned Rights (the “Other Program License Agreement”); provided, however, that if, at the time Astellas exercises the Option, the cash and cash equivalents of CPC, less any debt held by CPC, is less than Twenty Million Dollars ($20,000,000), then Astellas shall only be required to pay a Twenty Million Dollar ($20,000,000) upfront payment under such Other Program License Agreement without any additional milestone, royalties or other financial consideration to CPC other than pass-through royalties and milestones owed by CPC to Third Parties for activities of Astellas under the Other Program License Agreement arising due to a sublicense of such Third Party rights by CPC under the Other Program License Agreement. Upon agreement of the terms of the Other Program License Agreement, the Parties shall forthwith execute the Other Program License Agreement. During the Negotiation Period, CPC agrees to negotiate exclusively with Astellas for the Optioned Rights, and accordingly, CPC agrees not to grant, or offer to grant, to any Third Party or Affiliate during the Option Period or the Negotiation Period any license, option, covenant not to sue or other right under the CPC Technology to any Other Protein Variant. If the Parties are unable to agree the terms of the Other Program License Agreement during the Negotiation Period, Astellas shall have the right, in its sole discretion, to refer the matter to dispute resolution under Section 10.3 by written notice sent within thirty (30) days of the end of the Negotiation Period. If Astellas does so refer the matter to dispute resolution under Section 10.3 within thirty (30) days after the end of the Negotiation Period, then the arbitrator shall determine commercially reasonable terms for any open issues from the negotiations in accordance with Section 10.3, and following the arbitrator’s determination of commercially reasonable terms for such open issues, Astellas may in its discretion elect, upon written notice to CPC within fifteen (15) days after the arbitrator’s decision, to accept and enter into the definitive Other Program License Agreement on the terms and conditions determined by the arbitrator (in which event CPC and Astellas shall enter into the Other Program License Agreement forthwith). If CPC and Astellas do not agree upon a definitive written Other Program License Agreement within the Negotiation Period and (i) Astellas does not so refer the matter to dispute resolution under Section 10.3 within thirty (30) days after the end of the Negotiation Period, the Option shall terminate at the end of such thirty (30) day period, or (ii) Astellas does not notify CPC in writing of Astellas’ election to accept and enter into the definitive Other Program License Agreement on the terms and conditions determined by the arbitrator within fifteen (15) days after the arbitrator’s decision, then Astellas’ option with respect to the applicable Optioned Rights shall terminate, and CPC shall thereafter have the right to research, develop and commercialize, or license Third Parties to research, develop and commercialize, such Other Protein Variants, including Other Compounds and Other Products containing such Other Protein Variants and related subject matter of CPC resulting from the applicable Other Program, without the consent of, or further obligation to, Astellas.

5.3.4 Regulatory Clearances. During the Negotiation Period, the Parties shall reasonably cooperate to determine whether any filings or government consents or approvals are required by any governmental agency or authority prior to (or in connection with) entering into the Other Program License Agreement (including any such filing or notification required under the Hart-Scott-Rodino

Act in the United States). Each Party shall provide such information and documents, make such filings and take such other actions as are reasonably required to make or obtain any such required filings, consents or approvals (if any) prior to entering into the Other Program License Agreement, and each Party shall bear its own costs (including attorneys fees) and filing fees or other amounts payable to any governmental agency or authority in connection therewith (collectively, “HSR Expenses”); provided, however, that if CPC reasonably determines that CPC’s payment of CPC’s HSR Expenses would impair CPC’s ability to continue to conduct its operations in a reasonable manner, then CPC may request in writing that Astellas bear CPC’s HSR Expenses, in which event Astellas will bear CPC’s HSR Expenses and be entitled to credit amounts paid by Astellas (or its Affiliates) for CPC’s HSR Expenses against future payments under the Other Program License Agreement if and when such Other Program License Agreement becomes effective.

5.4 Astellas Compounds. At any time during the period commencing on the Effective Date and ending upon the expiration or termination of this Agreement, Astellas, in its discretion, may propose the addition of a Astellas Compound to the scope of the Other Compounds and Other Programs under this Agreement by providing written notice to CPC setting forth the Astellas Compound and Astellas’ initial valuation of such Astellas Compound and Astellas’ intellectual property rights thereto. Thereafter, CPC and Astellas shall discuss in good faith addition of such Astellas Compound to the Other Compounds and Other Programs hereunder and the valuation of CPC equity to be granted to Astellas as consideration for Astellas’ contribution of the Astellas Compound and Astellas’ intellectual property rights thereto under this Agreement. If CPC and Astellas agree to the addition of such Astellas Compound and upon such valuation, the Parties shall amend this Agreement to (i) add such Astellas Compound to the scope of the Other Compounds and Other Programs, (ii) grant such CPC equity to Astellas, and (iii) grant to CPC a license under Astellas’ intellectual property rights in such Astellas Compound, and related materials, processes and other subject matter (if any) provided by Astellas for use in the Other Programs with respect to such Astellas Compound, (x) to conduct Preclinical Development with respect to such Astellas Compound hereunder, and (y) subject to the option provided below (and any license agreement entered into as a result of exercise of such option), to conduct research and development, and commercialize, and to sublicense Third Parties to conduct research and development, and commercialize, such Astellas Compound. Unless the Parties mutually agree otherwise on a Astellas Compound-by-Astellas Compound basis, (i) any Astellas Compound added to this Agreement shall be subject to the an option granted to Astellas with substantially similar terms and conditions as the Option granted to Astellas under Section 5.3 (to be included in the amendment to this Agreement described above), which shall extend for the Option Period or such longer option period as mutually agreed by the Parties in writing, and (ii) Astellas will provide funding for the Preclinical Development of such Astellas Compound in accordance with Article 4.

5.5 No Other Rights. Each Party acknowledges that the rights and licenses granted under this Article 5 and elsewhere in this Agreement are limited to the scope expressly granted. Accordingly, except for the rights expressly granted under this Agreement or any other written agreement entered into by the applicable Parties, no right, title, or interest of any nature whatsoever is granted whether by implication, estoppel, reliance, or otherwise, by one Party to the other Party. All rights with respect to Know-How, Patents or other intellectual property rights that are not specifically granted herein are reserved to the owner thereof. In the absence of a written agreement, the Astellas Compounds are not part of this Agreement or the Other Programs and no rights are granted to CPC for the Astellas Compounds hereunder. For the avoidance of doubt, the terms and conditions, and rights and licenses granted to the Parties, hereunder are separate from any terms and conditions of, and rights granted to Astellas under, the Co-Development Agreement and therefore nothing in this Agreement shall limit, modify, or restrict any terms or conditions of, or any rights held by, or granted to, Astellas under, the Co-Development Agreement.

5.6 Licenses of “Intellectual Property”. The Parties acknowledge that the licenses granted hereunder are intended to be licenses of “Intellectual Property” as such term is used in Section 365(n) of the United States Bankruptcy Code and for other similar Laws.

ARTICLE 6

INTELLECTUAL PROPERTY

6.1 Ownership.

6.1.1 Outside the Other Programs. Each Party shall retain all of its rights, title and interest in and to subject matter (including Know-How) developed prior to the Effective Date or outside of its activities in performance of the Other Programs, including the right to transfer or license such intellectual property to others for any purpose, subject only to its obligations under this Agreement, including the licenses and options granted in Article 5. Any such transfer or license will be made expressly subject to the rights granted herein and the obligations provided for herein with respect thereto.

6.1.2 Other Program Technology.

(a) As between the Parties, title to all inventions and other subject matter conceived, generated or otherwise made in connection with the performance of the Other Programs (together with all intellectual property rights therein, including Patents) (i) solely by or under authority of one Party shall be owned by the Party under whose authority the invention or other subject matter was conceived, generated or otherwise made (“Independent Inventions”), and (ii) made jointly by or under authority of Astellas and CPC shall be jointly owned by the Parties (“Joint Inventions”). Except as expressly provided in this Agreement (including being subject to the licenses herein), it is understood that neither Party shall have an obligation to account to the other for profits, or to obtain any approval of the other Party to license, assign or otherwise exploit Joint Inventions, by reason of joint ownership thereof. Astellas’ Independent Inventions and Astellas’ interest in and to Joint Inventions and in each case any and all intellectual property rights thereto shall be included in the Astellas Technology, and CPC’s Independent Inventions and CPC’s interest in and to Joint Inventions and in each case any and all intellectual property rights thereto shall be included in the CPC Technology, provided that for purposes of the options and licenses hereunder (but not for purposes of determining ownership, nor with respect to Prosecution and Maintenance or enforcement), CPC Technology shall only include CPC’s rights and interest in any such Independent Inventions or Joint Inventions that fall within the Enabling Technology to the extent necessary to perform non-Shuffling preclinical development, development, manufacture, commercialization or other exploitation of any Other Protein Variant or Other Product.

(b) Notwithstanding Section 6.1.2(a), title to all Shuffling Improvements conceived, generated or first reduced to practice by or under authority of either Party, whether solely or jointly with others, in connection with the performance of the Other Programs, shall be owned by, and are hereby assigned to, CPC. Accordingly, Astellas agrees to promptly disclose to CPC all Shuffling Improvements conceived, generated or first reduced to practice by or under authority of Astellas during the Term. As used herein, “Shuffling Improvement” means any invention or other subject matter comprising compositions or methods for Shuffling. For the avoidance of doubt, a Patent that does not specifically recite Shuffling in a claim is not a Shuffling Improvement.

(c) The inventorship of any subject matter developed or otherwise made in performing the Other Programs shall be determined in accordance with U.S. patent laws for the purpose of determining ownership under Section 6.1.2(a).

(d) The Parties recognize and agree that this Agreement is a “joint research agreement” under 35 U.S.C. 103(c)(3). The Parties further agree to cooperate to avail themselves and each other of the provisions of said section 35 U.S.C. 103(c) as amended through the CREATE Act on December 10, 2004.

For purposes of this Section 6.1.2 unless otherwise expressly agreed, neither Party nor its Affiliates or subcontractors shall be deemed to be “acting under authority of” the other Party by virtue of this Agreement.

6.2 Patent Matters.

6.2.1 Prosecution and Maintenance of Independent Patents. Each Party (an “Owning Party”) shall have the sole right to control the Prosecution and Maintenance of its Patents claiming its Independent Inventions (“Independent Patents”), in its discretion in the ordinary course. Each Party shall provide the other Party an opportunity to review and comment upon the text of the applications within its Independent Patents filed after the Effective Date at least thirty (30) Business Days before filing with any patent office and shall reasonably consider comments by the other Party for potential incorporation into such application. The Owning Party shall provide the other Party with an electronic copy of each patent application within the Independent Patents as filed, together with notice of its filing date and serial number. For clarity, the Owning Party may determine, in its sole discretion, to abandon, cease prosecution or not maintain or prepare and file (including filing of a priority patent application and filing of a patent application in any jurisdiction in the Territory claiming priority to a priority application) any Independent Patent anywhere in the Territory.

6.2.2 Costs. The Owning Party shall be responsible for all costs incurred by or for it regard to controlling of the Prosecution and Maintenance of its Independent Patents, except as follows:

(a) Certain CPC Independent Patents. For any CPC Independent Patent including a claim specifically related to an Other Protein Variant or Other Product (including a use or composition of matter claim, or a use or composition of matter claim directed to a genus encompassing the Other Protein Variant or a composition of matter claim directed to the nucleic acid sequences encoding such Other Protein Variant or to a genus encompassing such nucleic acid sequences), such CPC Independent Patent shall be treated as a Joint Patent for which CPC is the Controlling Party and subject to the terms of Section 6.2.3, except that (i) such CPC Independent Patent shall not be jointly owned (and therefore is considered a Joint Patent solely for the purposes of applying the terms of Section 6.2.3, below), and (ii) in the event that Astellas elects by written notice as provided in Section 6.2.3 not to share the internal costs and external out-of-pocket expenses of Prosecution and Maintenance of any such Patent(s) in any core patent country listed on Exhibit 6.2.2(a), such election shall also apply with respect to foreign counterparts of such Patent in all countries, and Astellas’ Option pursuant to Section 5.3 or Section 5.4, as applicable, shall terminate with respect to compounds covered by such Patent(s) as supported by working examples within the specification, and CPC shall thereafter have the right to research, develop and commercialize, or license Third Parties to research, develop and commercialize, such compounds, including Other Products containing such compounds, without the consent of, or further obligation to, Astellas.

(b) Existing Patents. With respect to those Patents assigned to CPC by Maxygen pursuant to the Asset Contribution Agreement between Maxygen and CPC of even date herewith (“Existing Patents”), the following shall apply:

(i) Existing Patents including a claim specifically related to an Other Protein Variant or Other Product that is the subject of research and development under the Preclinical Development Plan and Budget (including a use or composition of matter claim, or a use or composition of matter claim directed to a genus encompassing the Other Protein Variant or a composition of matter claim directed to the nucleic acid sequences encoding such Other Protein Variant or to a genus encompassing such nucleic acid sequences) shall be treated in the same manner as provided in Section 6.2.2(a) with respect to the CPC Independent Patents that are the subject of such Section;

(ii) During the term of this Agreement, CPC shall give Astellas thirty (30) days notice before abandoning any Existing Patent which includes a claim specifically related to an Other Protein Variant or Other Product that is not the subject of research and development under the Preclinical Development Plan and Budget (including a use or composition of matter claim, or a use or composition of matter claim directed to a genus encompassing the Other Protein Variant or a composition of matter claim directed to the nucleic acid sequences encoding such Other Protein Variant or to a genus encompassing such nucleic acid sequences) and, if Astellas notifies CPC within such thirty (30) day period that Astellas wishes to add a program under the Preclinical Development Plan with respect to Other Protein Variants or Other Products covered by such Patent, then the Parties shall negotiate in good faith, through their representatives on the JSC, appropriate amendments to the Preclinical Development Plan to include such a program and in such event CPC shall not abandon such Existing Patent unless and until such Other Protein Variants or Other Products are no longer the subject of research and development under the Preclinical Development Plan and Budget ; and

(iii) With respect to any Existing Patent for which Astellas is not sharing costs as set forth in Section 6.2.2(b)(i) (“Unfunded Existing Patents”), CPC shall have the right to out-license or sell such Unfunded Existing Patents, and Know-How specifically related to Unfunded Exiting Patents, for the research, development and commercialization of compositions claimed in such Unfunded Existing Patent without the consent of, or further obligation to, Astellas.

6.2.3 Prosecution and Maintenance of Joint Patents. With respect to any potentially patentable Joint Invention, CPC shall have the first right to control the Prosecution and Maintenance of Patents covering such Joint Invention (“Joint Patents”). The Parties shall share equally in the internal costs and external out-of-pocket expenses of Prosecution and Maintenance of Joint Patents covering such Joint Invention; provided, however, that upon thirty (30) days written notice, either of CPC or Astellas may elect not to share the internal costs and external out-of-pocket expenses of Prosecution and Maintenance of any such Joint Patent in any country, and thereafter, the non-electing Party shall be free, in its discretion, to control the Prosecution and Maintenance of such Joint Patent in such country at its own expense and the electing Party shall not have any right to review and comment upon the Prosecution and Maintenance of such Joint Patent as described in this Section 6.2.3. For clarity, the election of CPC or Astellas not to share internal costs and external out of pocket expenses for Prosecution and Maintenance of any Joint Patent shall not affect ownership thereof. The Party (Astellas or CPC) controlling Prosecution and Maintenance of such Joint Patent (the “Controlling Party”) shall provide the other Party (the “Other Party”) an opportunity to review and comment upon the text of patent applications within such Joint Patents filed after the Effective Date at least thirty (30) Business Days before filing with any patent office. The Controlling Party shall provide the Other Party with an electronic copy of each patent application within such Joint Patents as filed, together with notice of its filing date and serial number. For so long as the Other Party is sharing the internal costs and external out-of-pocket expenses of Prosecution and Maintenance of any such Joint Patent in a given country, the Controlling Party shall keep the Other Party advised of the status of all material communications to and from applicable patent offices in such country, actual and prospective filings or submissions regarding such Joint Patent in such country, and shall give the Other Party an opportunity to review and comment in advance on any such communications, filing and submissions proposed to be sent to any patent office in such country and shall reasonably consider comments from the Other Party for potential incorporation into any such filings or submissions. If a Controlling Party determines in its sole discretion to abandon, cease prosecution or not maintain or prepare and file (including filing of a priority patent application, filing of a patent application claiming priority to a priority application, national phase filings of a PCT application, and national phase entry of granted a EPC patent) any Joint Patent controlled by it in any country in the Territory for which the Other Party is sharing internal costs and external out-of-pocket expenses of Prosecution and Maintenance, then the Controlling Party shall provide the Other Party written notice of such determination at least thirty (30) days before any deadline for taking action to avoid abandonment (or other loss of rights) and shall provide the Other Party with the opportunity to Prosecute and Maintain such Joint Patent as the Controlling Party as set forth in this Section.

6.2.4 Prosecution and Maintenance. For purposes of this Agreement, “Prosecution and Maintenance” means, with regard to a Patent, the preparing, filing, prosecuting and maintenance of such Patent, as well as re-examinations, reissues, requests for Patent term extensions and the like with respect to such Patent, together with the conduct of interferences and the defense of oppositions and other similar proceedings with respect to the particular Patent.

ARTICLE 7

CONFIDENTIALITY

7.1 Confidentiality; Exceptions. Except to the extent expressly authorized by this Agreement or otherwise agreed in writing, the Parties agree that each Party shall keep confidential and shall not publish or otherwise disclose or use for any purpose other than for the purpose of exercising its retained rights or rights under licenses granted hereunder, or performing obligations hereunder, or as otherwise provided for in this Agreement, any confidential and proprietary information and materials of the other Party pursuant to this Agreement (collectively, “Confidential Information”). Astellas Technology shall be deemed the Confidential Information of Astellas, and CPC Technology shall be deemed the Confidential Information of CPC. Notwithstanding the foregoing, Confidential Information shall not include any information to the extent that it can be established by written documentation by the receiving Party that such information:

7.1.1 was already known to the receiving Party, other than under an obligation of confidentiality (except to the extent such obligation has expired or an exception is applicable under the relevant agreement pursuant to which such obligation established), at the time of disclosure;

7.1.2 was generally available to the public or otherwise part of the public domain at the time of its disclosure to the receiving Party;

7.1.3 became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of the receiving Party in breach of this Agreement;

7.1.4 was independently discovered or developed by the receiving Party without reference to or use of Confidential Information of the disclosing Party as demonstrated by documented evidence; or

7.1.5 was disclosed to the receiving Party, other than under an obligation of confidentiality (except to the extent such obligation has expired or an exception is applicable under the relevant agreement pursuant to which such obligation established), by a Third Party who had no obligation to the disclosing Party not to disclose such information to others.

The obligations set forth in this Section 7.1 shall remain in effect during the Term of this Agreement and for five (5) years thereafter.

7.2 Authorized Disclosure. Except as expressly provided otherwise in this Agreement, each Party may use and disclose Confidential Information of the other Party as follows: (i) under appropriate confidentiality provisions substantially equivalent to those in this Agreement (except that the term of confidentiality may be shorter than the term of confidentiality herein, but in no event less than five (5) years after the termination of the agreement with the disclosee containing such confidentiality provisions) in connection with the performance of its obligations or as reasonably necessary or useful in the exercise of its rights under this Agreement, including the right to grant licenses or sublicenses or extension of the licenses and sublicenses to Affiliates and subcontractors as permitted hereunder; (ii) to the extent such disclosure is reasonably necessary in Prosecuting or

Maintaining any Patent or other intellectual property right in accordance with this Agreement, prosecuting or defending litigation related to this Agreement, complying with applicable governmental regulations with respect to performance under this Agreement (including to comply with the applicable rules of any public stock exchange upon which the stock of such Party or its Affiliate is listed), or otherwise required by Law, provided, however, that if a Party is required by Law or court order to make any such disclosure of the other Party’s Confidential Information it will, except where impracticable for necessary disclosures (for example, in the event of medical emergency), give reasonable advance notice to the other Party of such disclosure requirement and, in each of the foregoing, (but not to the extent inappropriate in the case of Prosecution and Maintenance of Patents), will use its reasonable efforts to seek confidential treatment of such Confidential Information required to be disclosed; (iii) in communication with advisors (including financial advisors, lawyers and accountants) or actual or bona fide potential investors or acquirers, or actual or bona fide potential licensees or sublicensees related to Other Products, or approved or permitted contractors, service providers, vendors and the like used (or to be used) in connection with activities hereunder, each on a need to know basis, and in each case under standard confidentiality obligations (subject to the allowances for term of confidentiality provided in subsection (i) above, except with respect to disclosures to actual or bona fide potential investors and acquirers receiving any technical data related to Other Compounds or Other Products that is Confidential Information of the other Party shall be subject to obligations of confidentiality for a period of at least five (5) years after such disclosure, or (iv) to the extent mutually agreed to by the Parties. In addition to the foregoing, with respect to complying with the disclosure requirements of the SEC or similar regulatory bodies or the rules of an applicable public stock exchange, in connection with any required disclosure of material information related to this Agreement, the Parties shall consult with one another concerning the information to be disclosed where practicable.

7.3 Publications. Any publication or presentation of Other Program Technology, including preclinical studies carried out by a Party under this Agreement, shall be subject to the guidelines for publication set out herein. The Parties shall establish promptly after the Effective Date guidelines that (i) allow for each Party’s timely review of all publications or presentations of Other Program Technology, (ii) provide for protection of Confidential Information and ensure the possibility of filing appropriate patent applications prior to any disclosure of patentable subject matter, and (iii) ensure that all such publications and presentations are consistent with good scientific practice and accurately reflect work done and the contributions of the Parties. Unless otherwise mutually agreed upon by the Parties, (A) the Party desiring to publish or present any Data arising from its performance of the Other Programs or Other Program Technology (the “Publishing Party”) shall transmit to the other Party (the “Reviewing Party”) for review and comment a copy of the proposed publication or presentation, at least forty-five (45) days prior to the submission of the proposed publication or presentation to a Third Party; (B) the Publishing Party shall postpone the publication or presentation for up to an additional sixty (60) days upon request by the Reviewing Party in order to allow the Reviewing Party to consider appropriate patent applications or other protection to be filed on information contained in the publication or presentation; (C) upon request of the Reviewing Party, the Publishing Party shall remove all Confidential Information of the Reviewing Party (from the information intended to be published or presented except to the extent disclosure of such Confidential Information is required by Law); and (D) the Publishing Party shall consider all reasonable comments made by the Reviewing Party and attempt to address any significant commercial concern to the proposed publication or presentation.

7.4 Confidential Terms. Each of the Parties agrees not to disclose to any Third Party the terms and conditions of this Agreement without the prior approval of the other Party, except: (i) to advisors (including financial advisors, attorneys and accountants), approved or permitted contractors, actual or bona fide potential investors or acquirers, or actual or bona fide potential licensees or sublicensees or others on a need to know basis, in each case under circumstances that reasonably ensure the confidentiality thereof; or (ii) under circumstances that reasonably ensure the confidentiality of the information, to the extent necessary to comply with the terms of agreements with Third Parties existing as of the Effective Date pursuant to which such Party first obtains rights to such Party’s Licensed Technology, which is (sub)licensed to the other Party hereunder, or (iii) to the extent previously made publicly available pursuant to this Section 7.4, or (iv) to the extent required by applicable Law or the applicable rules of any public stock exchange upon which the stock of such Party or its Affiliate is listed; provided, however, that if a Party is required by Law or the applicable rules of any public stock exchange to make any such disclosure of the terms or conditions of this Agreement, it will give reasonable advance notice to the other Party of such disclosure requirement and will use its reasonable efforts to seek confidential treatment of such terms and conditions. In addition to the foregoing, with respect to complying with the disclosure requirements of the Securities and Exchange Commission (“SEC”) or similar regulatory bodies or the rules of an applicable public stock exchange, in connection with any required filing of this Agreement, the Parties shall consult with one another concerning which terms of this Agreement shall be requested to be redacted in any public disclosure of the Agreement (including by allowing the other Party an opportunity to review and comment upon the proposed filing of this Agreement). If time does not permit such discussion, or if, after such discussion between counsel, the Party desiring to make the disclosure still believes such Party is required by applicable Law or applicable stock exchange rule to make such disclosure, it may do so, upon written notice to the other Party. For clarity, nothing in this Section 7.4 shall prevent any Party from making disclosures required by applicable Law.

7.5 Subsequent Disclosures. Once a publication or other disclosure has been made in accordance with Section 7.3 or 7.4 above, a Party may make subsequent disclosures of information contained therein without approval or prior review of the other Party; provided, however, that the requirements of Section 7.3 or 7.4 shall, to the extent applicable, apply with respect to new or additional information in any such subsequent disclosure.

ARTICLE 8

REPRESENTATIONS, WARRANTIES AND COVENANTS;

INDEMNIFICATION

8.1 Mutual Representations, Warranties and Covenants. Each Party (the “Representing Party”) hereby represents, warrants and covenants to the other Party, as a material inducement for such other Party’s entry into this Agreement, as follows:

8.1.1 The Representing Party is duly organized and validly existing under the Laws of its jurisdiction of incorporation and it has full corporate power and authority and has taken all corporate action necessary to enter into and perform this Agreement;

8.1.2 This Agreement is a legal and valid obligation binding upon the Representing Party and enforceable against it in accordance with its terms, assuming due execution and delivery of the Agreement by the Parties, and subject to applicable laws regarding insolvency, bankruptcy, reorganization, moratorium and other Laws affecting creditors’ rights generally as from time to time in effect;

8.1.3 The execution, delivery and performance of the Agreement by the Representing Party does not conflict with any agreement, instrument or understanding, oral or written, by which it is bound, nor to its knowledge, violate any Law;

8.1.4 To its knowledge as of the Effective Date, no government authorization, consent, approval, license, exemption of or filing or registration with any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, under any applicable laws, rules or regulations currently in effect, is or will be necessary for, or in connection with, the transaction contemplated by this Agreement or any other agreement or instrument executed in connection herewith, or for the performance by the Representing Party of its obligations under this Agreement and such other agreements;

8.1.5 The Representing Party has not granted as of the Effective Date, and during the Term will not grant, any right to any Third Party relating to its respective Licensed Technology which conflicts with the rights granted to the other Party hereunder; and without limiting the foregoing, the Representing Party will not, during the Term, encumber the subject matter (including Patents and Know-How) within its respective Licensed Technology, as applicable, with liens, mortgages, security interests or another similar interest that would give the holder the right to convert the interest into ownership of such subject matter, unless the encumbrance is expressly subject to the licenses and rights granted to the other Party herein; and

8.1.6 The Representing Party has not been debarred or the subject of debarment proceedings by any Regulatory Authority and will not knowingly use in connection with the Preclinical Development hereunder any employee, consultant or investigator that has been debarred or the subject of debarment proceedings by any Regulatory Authority.

8.2 Representations, Warranties and Covenants by Astellas. Astellas hereby represents and warrants and covenants to CPC as follows:

8.2.1 It has sufficient legal and/or beneficial title, ownership or license, free and clear from any mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, charges or claims of any kind, of the Astellas Technology to grant the licenses to CPC as required to be granted pursuant to this Agreement; and

8.2.2 During the Term of this Agreement, it shall not grant any assignment, license, covenant not to sue, or other similar interest or benefit, exclusive or otherwise, to any Third Party relating to any patent, know-how or other proprietary right that conflicts with the licenses required to be granted to CPC hereunder.

8.3 Representations, Warranties and Covenants by CPC. CPC hereby represents and warrants and covenants to Astellas as follows:

8.3.1 As of the Effective Date (and, with respect to CPC Technology specifically related to programs other than programs for those proteins or polypeptides listed on Exhibit 1.16.1, to CPC’s Knowledge), it has sufficient legal and/or beneficial title, ownership or license, free and clear from any mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, charges or claims of any kind, of the CPC Technology to grant the licenses and options to Astellas as required to be granted pursuant to this Agreement; provided, however, that the foregoing shall not be construed as a representation or warranty of sufficiency of the CPC Technology, nor of non-infringement of the intellectual property rights of any Third Party.

8.3.2 During the Term of this Agreement, it shall not grant any assignment, license, covenant not to sue, or other similar interest or benefit, exclusive or otherwise, to any Third Party relating to any patent, know-how or other proprietary right that conflicts with the licenses and options required to be granted to Astellas hereunder.

8.3.3 During the Term of this Agreement, it shall comply with the applicable terms and conditions under the Technology License Agreement and all other Third Party contracts to which it is a party that relate to the Other Programs (collectively the “Third Party Agreements”) and will not terminate, amend, or waive (or provide consent with respect to any termination, amendment or waiver by Maxygen of any right) any rights under any Third Party Agreement in any manner which diminishes the licenses or the Option granted to Astellas, requires any increase in obligations by Astellas hereunder with respect to the Other Programs or its exercise of the Option, or impairs CPC’s ability to perform its obligations hereunder without the prior written consent of Astellas (which consent Astellas agrees shall not be unreasonably withheld).

8.3.4 During the Term of this Agreement, CPC shall:

(a) confer with the JSC regarding the proteins to be removed from the list of proteins for which Maxygen has exclusive rights to utilize the Enabling Technology under Section 2.5(b) of the License Agreement between Maxygen and Bayer HealthCare LLC dated July 1, 2008 (the “Bayer Agreement”), and as directed by the JSC shall exercise its rights under Section 2.8.1 of the Technology License Agreement to direct Maxygen to select those proteins selected by the JSC for removal from Schedule 1.45 of the Bayer Agreement, as provided in Section 2.5(b) of the Bayer Agreement;

(b) as directed by the JSC, exercise its rights under Section 2.8.2 of the Technology License Agreement to direct Maxygen to seek substitution, pursuant to Section 2.5.6 of the Bayer Agreement, of a protein selected by the JSC (that the JSC reasonably believes to have application in the area of immunosuppression, including autoimmunity and/or transplant rejection) in place of a Maxygen Exclusive Protein (as defined under the Bayer Agreement) chosen for replacement by the JSC; provided, however, that if a dispute with Bayer arises with respect to such proposed substitution, CPC shall not be obligated to pursue such proposed substitution unless CPC and Astellas mutually agree upon allocation of costs (including attorneys fees) related to pursuing such substitution; and

(c) promptly confer with the JSC in the event that CPC receives notice from Maxygen pursuant to Section 2.8.3 of the Technology License Agreement that Bayer has proposed substitution, pursuant to Section 2.5.6 of the Bayer Agreement, of a particular protein in place of a Bayer Exclusive Protein (as defined in the Bayer Agreement), and upon direction of the JSC shall exercise its rights under Section 2.8.3 of the Technology License Agreement to direct Maxygen to object to such substitution in accordance with the procedures of Section 2.8.3 of the Technology License Agreement; provided, however, that if a dispute with Bayer arises with respect to such proposed substitution by Bayer, CPC shall not be obligated to pursue the objection to such substitution unless CPC and Astellas mutually agree upon allocation of costs (including attorneys fees) related to pursuing such objection to Bayer’s proposed substitution.

8.4 Disclaimer of Warranties. EXCEPT EXPRESSLY AS SET FORTH IN THIS AGREEMENT, CPC AND ASTELLAS EXPRESSLY DISCLAIM ANY WARRANTIES OR CONDITIONS, EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, WITH RESPECT TO THE OTHER PROGRAMS, CPC TECHNOLOGY, ASTELLAS TECHNOLOGY OR OTHER PROGRAM TECHNOLOGY, OR ANY OTHER SUBJECT MATTER OF THIS AGREEMENT, INCLUDING ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR NONINFRINGEMENT.

8.5 Indemnification.

8.5.1 Fault-Based.

(a) Subject to Sections 8.6 and 8.7, CPC shall defend, indemnify, and hold Astellas, its Affiliates, and their respective directors, officers, employees and agents (collectively, “Astellas Indemnitees”) harmless, at CPC’s cost and expense, from and against any and all liabilities, losses, costs, damages, fees or expenses (including reasonable legal expenses and attorneys’ fees incurred by any Astellas Indemnitees until such time as CPC has acknowledged and assumed its indemnification obligation hereunder with respect to a claim) payable to a Third Party (collectively, “Losses”) arising out of any claim, action, lawsuit, or other proceeding (collectively, “Claims”) brought against any Astellas Indemnitee by such Third Party to the extent such Losses result from (i) the gross negligence or willful misconduct of CPC, or its Affiliates or sublicensees hereunder, (ii) a breach by CPC of its representations or warranties set forth in Section 8.1 or 8.3, or (iii) violation of Law by or under authority of CPC, or its Affiliates or sublicensees, in performing its activities under the Other Programs, but only the Law of the country in or for which CPC, or its Affiliates or sublicensees, as applicable, is performing such activities (each of (i), (ii) or (iii), a “Fault of CPC” for purposes of this Section 8.5); but excluding such Losses to the extent they arise from the Fault of Astellas or arise from any Claim alleging infringement of intellectual property rights of a Third Party.

(b) Subject to Sections 8.6 and 8.7, Astellas shall defend, indemnify, and hold CPC, its Affiliates, and their respective directors, officers, employees and agents (collectively, “CPC Indemnitees”) harmless, at Astellas’ cost and expense, from and against any and all Losses

(including reasonable legal expenses and attorneys’ fees incurred by any CPC Indemnitees until such time as Astellas has acknowledged and assumed its indemnification obligation hereunder with respect to a claim) arising out of any Claim brought against any CPC Indemnitee by such Third Party to the extent such Losses result from (i) the gross negligence or willful misconduct of Astellas, or its Affiliates or sublicensees hereunder, (ii) a breach by Astellas of its representations or warranties set forth in Section 8.1 or 8.2, or (iii) violation of Law by or under authority of Astellas, or its Affiliates or sublicensees, in performing its activities under the Other Programs, but only the Law of the country in or for which Astellas, or its Affiliates or sublicensees, as applicable, is performing such activities (each of (i), (ii) or (iii), a “Fault of Astellas” for purposes of this Section 8.5); but excluding such Losses to the extent they arise from the Fault of CPC or arise from any Claim alleging infringement of intellectual property rights of a Third Party.

8.5.2 Apportionment of Fault. If any Losses occur by reason of or result from the joint Fault of Astellas and Fault of CPC, liability for such Losses under Section 8.5.1(a) or Section 8.5.1(b) shall be apportioned between Astellas and CPC according to the percentage of Fault of Astellas and Fault of CPC. This Section 8.5.2 shall apply even under circumstances where a Third Party bears a percentage of the fault.

8.6 Claim for Indemnification. Whenever any Claim shall arise for indemnification under Section 8.5, the Astellas Indemnitees and the CPC Indemnitees entitled to indemnification (the “Indemnified Party”) shall promptly notify the other Party (the “Indemnifying Party”) of the Claim and, when known, the facts constituting the basis for the Claim. The Indemnifying Party shall promptly assume, and have the right to control, the defense and settlement thereof at its own expense. The Indemnified Party shall not settle or compromise any Claim by a Third Party for which it is entitled to indemnification without the prior written consent of the Indemnifying Party, unless the Indemnifying Party is in breach of its obligation to defend hereunder. In no event shall either the Indemnified Party or Indemnifying Party settle any Claim without the prior written consent of the Indemnified Party if such settlement does not include a release from liability on such Claim or if such settlement would involve undertaking an obligation other than the payment of money by the settling Party that would bind or impair the non-settling Party, or result in any Licensed Technology, Patent or trademark of the other Party being rendered invalid or unenforceable. The provisions of this Article 8 shall be subject to the dispute resolution procedures of Article 10.

8.7 Reduction of Indemnity Payments. Notwithstanding anything in this Article 8 to the contrary, an indemnity payment owed by one Party to the other Party pursuant to this Agreement shall be reduced by all amounts actually received by the Indemnified Party under insurance policies purchased and maintained by the Indemnifying Party in connection with the Claim for which the indemnification related (less all deductibles, costs of collection, and other expenses incurred in connection therewith).

ARTICLE 9

TERM AND TERMINATION

9.1 Term. This Agreement will commence upon the Effective Date and, except to the extent earlier terminated pursuant to this Article 9, shall continue in full force and effect until the expiration of the Buy-Out Option (the “Term”).

9.2 Termination for Breach. Either Party may terminate this Agreement in the event the other Party materially breaches this Agreement, and such breach shall have continued for ninety (90) days after notice thereof was provided to the breaching Party by the non-breaching Party. Any such termination shall become effective at the end of such ninety (90) day period unless the breaching Party has cured any such breach prior to the expiration of the ninety (90) day period. Notwithstanding the foregoing, in the event the alleged breach in question is not reasonably capable of cure within the foregoing ninety (90) day period, but is otherwise capable of being cured, the breaching Party may submit a reasonable cure plan prior to the end of such initial ninety (90) day cure period, in which case, the other Party shall not have the right to terminate under this Section 9.2 with respect to such alleged breach for so long as the breaching Party is diligently implementing such cure plan. If the alleged breaching Party disputes in good faith the existence or materiality of a breach specified in a notice provided by the other Party in accordance with this Section 9.2, and such alleged breaching Party provides the other Party notice of such dispute within such ninety (90) day period, then the non-breaching Party shall not have the right to terminate this Agreement under this Section 9.2 unless and until an arbitrator, in accordance with Article 10, has determined that the alleged breaching Party has materially breached the Agreement and that such Party fails to cure such breach within ninety (90) days following such arbitrator’s decision. It is understood and agreed that during the pendency of such dispute, all of the terms and conditions of this Agreement shall remain in effect and the Parties shall continue to perform all of their respective obligations hereunder. Notwithstanding anything to the contrary in this Section 9.2, the Parties acknowledge that termination of this Agreement shall be a remedy of last resort and the breaching Party shall have the right to assert in the event of a dispute for resolution under Article 10, that some other remedy besides termination shall be adequate and appropriate in lieu of termination for the breach in question. If the breaching Party raises such issue for resolution under Article 10, the arbitrator shall reasonably consider non-termination remedies and, provided such material breach is confirmed, look first to impose any such non-termination remedies in lieu of allowing termination of this Agreement so long as such non-termination remedies are adequate, appropriate, and effectively make the non-breaching Party whole in light of all damages incurred including consequential damages (and no termination shall occur pending resolution of any such dispute and in the event such arbitrator finds such non-termination remedies adequate, appropriate, and effective in making the non-breaching Party whole).

9.3 General Effects of Expiration or Termination.

9.3.1 Accrued Obligations. Expiration or termination of this Agreement for any reason shall not release either Party from any obligation or liability which, at the time of such expiration or termination, has already accrued to the other Party or which is attributable to a period prior to such expiration or termination.

9.3.2 Non-Exclusive Remedy. Notwithstanding anything herein to the contrary, expiration or termination of this Agreement by a Party shall be without prejudice to other remedies such Party may have at law or equity.

9.3.3 General Survival. The following provisions of this Agreement shall survive expiration or termination of this Agreement for any reason (but solely for the time periods provided in such Articles and Sections, if applicable): Article 7 (other than Section 7.3), Article 10 and

Article 11 (other than Section 11.13) of the Agreement, and Sections 4.3, 4.4, 4.5, 5.1(b), 5.5, 6.1, 6.2.3, 8.4, 8.5, 8.6, 8.7, and 9.3 of the Agreement. Section 5.3 shall survive the expiration, but not the termination, of this Agreement. Except as otherwise provided in this Article 9, all rights and obligations of the Parties under this Agreement, including any licenses granted hereunder, shall terminate upon expiration or termination of this Agreement in its entirety for any reason.

ARTICLE 10

DISPUTE RESOLUTION

10.1 Disputes.

10.1.1 JSC. Except as otherwise provided herein, any disputes relating to the Other Programs or arising out of or in connection with this Agreement shall be first submitted to the JSC for resolution. The JSC will hear the disputed matter and attempt to reach a decision with respect to such disputed matter in as timely a manner as possible, and in all cases within thirty (30) days after the submission by either Party of the disputed matter to the JSC. If the JSC is unable to resolve any dispute within such thirty (30) day period, such matter shall be subject to resolution under Section 10.1.2.

10.1.2 CEOs. If the JSC is unable to resolve any dispute relating to the Other Programs or arising out of or in connection with this Agreement, either Party may, by written notice to the other, have such dispute referred to the CEOs (or an executive officer designated by the CEO) of the Parties for attempted resolution by good faith negotiations within ten (10) Business Days. In such event, each Party shall cause its CEO or the CEO’s designated executive officer to meet and be available to attempt to resolve such issue. If the Parties should resolve such dispute or claim, a memorandum setting forth their agreement will be prepared and signed by both Parties if requested by either Party. The Parties shall cooperate in an effort to limit the issues for consideration in such manner as narrowly as reasonably practicable in order to resolve the dispute.

10.2 Arbitration. Except with respect to disputes involving the intellectual property rights of a Party under Section 10.4 or certain disputes under Section 10.3, the Parties agree that any dispute or controversy relating to the Other Programs or arising out of or in connection with this Agreement, or the validity, enforceability, construction, performance or breach hereof, which is not resolved under Section 10.1 or as otherwise expressly provided herein, shall be finally settled by binding arbitration under this Section 10.2 under the Rules of Conciliation and Arbitration of the International Chamber of Commerce (the “ICC Rules”) by one or more arbitrators appointed in accordance with the rules thereof and the decisions of the arbitrator shall be final and binding on the Parties hereto. The place of the arbitration proceeding shall be in San Francisco, California. The Parties agree that the decision shall be the sole, exclusive and binding remedy between them regarding determination of the matters presented to the arbitrator. The costs of such arbitration, including administrative and arbitrator’s fees, shall be shared equally by the Parties, and each Party shall bear its own expenses and attorney’s fees incurred in connection with the arbitration. The Parties shall use good faith efforts to complete arbitration under this Section 10.2 within ninety (90) days following the initiation of such arbitration. The arbitrator shall establish reasonable additional procedures to facilitate and complete such arbitration within such ninety (90) day period.

10.3 Short Form Arbitration for Certain Disputes. In the event the Parties are unable to agree upon a definitive Other Program License Agreement pursuant to Section 5.3.3 and such matter is referred to arbitration for resolution under this Section 10.3, such matter shall, upon referral of the matter to arbitration by either Party, be resolved by final binding arbitration in accordance with the procedures set forth in Section 10.2, except that the procedures for the conduct of the arbitration shall be modified as follows:

10.3.1 Arbitration under this Section 10.3 shall be conducted by a single neutral arbitrator, selected in accordance with ICC Rules, or as otherwise agreed by the Parties. The arbitrator shall engage an independent expert with relevant experience in licensing and collaboration agreements governing pharmaceutical research and development to advise the arbitrator. Each Party shall provide the arbitrator and the other Party with a written report providing (i) the Party’s last draft of the Other Program License Agreement provided to the other Party, (ii) a detailed list of open issues in the Other Program License Agreement, and (iii) its position with respect to each open issue in the detailed list, and may submit a revised report and position to the arbitrator within fifteen (15) days of receiving the other Party’s report. If so requested by the arbitrator, each Party shall make oral or other written submissions to the arbitrator in accordance with procedures to be established by the arbitrator; provided that other Party shall have the right to be present during any oral submissions. The arbitrator shall then resolve each open issue to determine the final terms and conditions for the Other Program License Agreement, based on what is most reasonable and equitable to each of the Parties under the circumstances and reflective of reasonable and customary terms in the biopharmaceutical industry for agreements of this type (including the protection of the proprietary technology and intellectual property rights of each of the Parties that may be useful for other applications outside this Agreement and recognition of the respective contributions by the parties in terms of financial, intellectual property and other contributions) and most closely reflects the Parties’ intent as expressed in this Agreement (except that the proposed financial terms of a $20,000,000 upfront payment for the Other Program License Agreement in circumstances when CPC is below the $20,000,000 net cash threshold, as described in Section 5.3.3 above, is not, and shall not be deemed to be, reflective of the Parties’ intent regarding appropriate financial terms for such Other Program License Agreement in other circumstances, but shall be the financial terms when CPC is below the $20,000,000 net cash threshold, as described in Section 5.3.3 above), and shall not have the authority to (i) render any substantive decision on any open issue other than to so select the position of either Astellas or CPC, or a reasonable compromise thereof, as set forth in their respective written reports (as submitted by the applicable Party), or (ii) alter any term or condition that both of the Parties have indicated is not an open issue and for which the draft Other Program License Agreement provided by each Party has the same term or condition.

10.3.2 In any arbitration under this Section 10.3, the arbitrator and the Parties shall use their best efforts to resolve such matter within thirty (30) days after the selection of the arbitrator or as soon thereafter as is practicable.

10.4 Intellectual Property Disputes. Any disputes related to intellectual property rights of the Parties which are not resolved under Section 10.1 shall be brought to a court of competent jurisdiction in the country in which such intellectual property rights were granted.

10.5 Provisional Remedies. Nothing in this Agreement shall limit the right of either Party to seek to obtain in any court of competent jurisdiction any equitable or interim relief or provisional remedy, including injunctive relief, pending resolution under Section 10.1, 10.2, 10.3 or 10.4 as applicable, that may be necessary to protect the rights or property of that Party. Seeking or obtaining such equitable or interim relief or provisional remedy in a court shall not be deemed a waiver of the agreement to arbitrate. For clarity, any such equitable remedies shall be cumulative and not exclusive and are in addition to any other remedies that either Party may have under this Agreement or applicable Law.

ARTICLE 11

MISCELLANEOUS

11.1 Governing Law. This Agreement and any dispute arising from the performance or breach hereof shall be governed by and construed and enforced in accordance with the substantive Laws of the State of New York, without reference to conflicts of laws principles. Notwithstanding the above, any dispute regarding validity or enforceability of any patent shall be governed by the patent laws of the jurisdiction in which such patent was issued solely for the purpose of resolution of the dispute as to validity and enforceability.

11.2 Assignment. This Agreement shall not be assignable or otherwise transferred, in whole or in part, by either Party to any Third Party without the written consent of the other Party and any such attempted assignment shall be void. Notwithstanding the foregoing, either Party may assign this Agreement, without the written consent of the other Party, to an entity that acquires all or substantially all of the business or assets of such Party to which this Agreement pertains (whether by merger, reorganization, acquisition, sale or otherwise), and agrees in writing to be bound by the terms and conditions of this Agreement. No assignment or transfer of this Agreement shall be valid and effective unless and until the assignee/transferee agrees in writing to be bound by the provisions of this Agreement. The terms and conditions of this Agreement shall be binding on and inure to the benefit of the permitted successors and assigns of the Parties. Except as expressly provided in this Section 11.2, any attempted assignment or transfer of this Agreement shall be null and void.

11.3 Limitation on Liability. EXCEPT FOR BREACH OF SECTION 7.1, IN NO EVENT SHALL EITHER PARTY OR ITS AFFILIATES BE LIABLE TO THE OTHER PARTY FOR ANY LOSS OF PROFITS, LOSS OF BUSINESS OR INTERRUPTION OF BUSINESS, OR FOR ANY OTHER INDIRECT, SPECIAL, INCIDENTAL, CONSEQUENTIAL OR PUNITIVE DAMAGES OF ANY KIND, EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH LOSS OR DAMAGES. IN NO CASE SHALL EITHER PARTY BE LIABLE FOR ANY REPRESENTATION OR WARRANTY MADE BY THE OTHER PARTY TO ANY THIRD PARTY. NOTHING IN THIS SECTION 11.3 IS INTENDED TO LIMIT EITHER PARTY’S OBLIGATIONS UNDER SECTIONS 8.5 AND 8.6 IN RELATION TO AMOUNTS PAID TO A THIRD PARTY.

11.4 Notices. Any notice, request, delivery, approval or consent required or permitted to be given under this Agreement shall be in English language, in writing, shall specifically refer to this Agreement and shall be deemed to have been sufficiently given if delivered in person, transmitted by as a PDF attachment to an email (with response email confirming receipt) or by express courier service (signature required) or five (5) Business Days after it was sent by registered letter, return receipt requested (or its equivalent), provided that no postal strike or other disruption is then in effect or comes into effect within two (2) Business Days after such mailing, to the Party to which it is directed at its address or email address shown below or such other address or email address as such Party will have last given by notice to the other Party.

If to CPC,

addressed to:	CPC c/o Maxygen, Inc.
515 Galveston Drive Redwood City, California 94063 USA Attention: Chief Business Officer Telephone: (650) 298-5300 Email address: corporatesecretary@maxygen.com

with a copy to:	Maxygen, Inc.
515 Galveston Drive Redwood City, California 94063 USA Attention: General Counsel Telephone: (650) 298-5300 Email address: corporatesecretary@maxygen.com

and a copy to:	Wilson Sonsini Goodrich & Rosati
Professional Corporation 650 Page Mill Road Palo Alto, CA 94304-1050 USA Attention: David W. Stevens Telephone: (650) 493-9300

If to Astellas,

addressed to:	Astellas Pharma Inc.
2-3-11, Nihonbashi-Honcho Chuo-ku, Tokyo 103-8411 Japan Attention: Vice President, Business Development Telephone: (813) 3244-2500 Email address: masaki.doi@jp.astellas.com

with a copy to:	Astellas Pharma Inc.
2-3-11, Nihonbashi-Honcho 2-chome Chuo-ku, Tokyo 103-8411 Japan Attention: Vice President, Legal Telephone: (813) 3244-3231 Email address: kazunori.okimura@jp.astellas.com

11.5 Waiver. Neither Party may waive or release any of its rights or interests in this Agreement except in writing. The failure of either Party to assert a right hereunder or to insist upon compliance with any term or condition of this Agreement shall not constitute a waiver of that right or excuse a similar subsequent failure to perform any such term or condition. No waiver by either Party of any condition or term in any one or more instances shall be construed as a continuing waiver of such condition or term or of another condition or term.

11.6 Severability. If any provision hereof is held invalid, illegal or unenforceable by any arbitrator or court of competent jurisdiction from which no appeal can be or is taken, the Parties shall negotiate in good faith a valid, legal and enforceable substitute provision that most nearly reflects the original intent of the Parties and all other provisions hereof shall remain in full force and effect in such tribunal or jurisdiction, as the case may be, and shall be liberally construed in order to carry out the intentions of the Parties as nearly as may be possible. Such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of such provision in any other tribunal or jurisdiction.

11.7 Entire Agreement/Modification. This Agreement, including its Exhibits, and the Transaction Agreements set forth all the covenants, promises, agreements, warranties, representations, conditions and understandings between the Parties with respect to the subject matter hereof and thereof, and supersede all prior agreements and understandings between the Parties with respect to such subject matter. No subsequent alteration, amendment, change or addition to this Agreement shall be binding upon the Parties unless reduced to writing and signed by the respective authorized officers of each of the Parties.

11.8 Relationship of the Parties. The Parties agree that the relationship of CPC and Astellas established by this Agreement is that of independent contractors. Furthermore, the Parties agree that this Agreement does not, is not intended to, and shall not be construed to, establish an employment, agency, joint venture, partnership or any other relationship. Except as may be specifically provided herein, neither Party shall have any right, power or authority, nor shall they represent themselves as having any authority to assume, create or incur any expense, liability or obligation, express or implied, on behalf of the other Party, or otherwise act as an agent for the other Party for any purpose.

11.9 Force Majeure. Except with respect to payment of money, neither Party shall be liable or responsible to the other Party nor be deemed to have defaulted under or breached this Agreement for failure or delay in fulfillment or the performance of any of its obligations under this Agreement for the time and to the extent such failure or delay is caused by or results from fire, earthquake, tornado, embargo, prohibition or intervention, riot, civil commotion, war, act of war (whether war be declared or not), insurrection, terrorist act, strike, flood, governmental act or restriction (beyond the reasonably control of the respective Party), act of God, or other cause that is beyond the reasonable control and not caused by the negligence or misconduct of the affected Party. The Party affected by such force majeure will provide the other Party with full particulars thereof as soon as it becomes aware of the same (including its best estimate of the likely extent and duration of the interference with its activities), and will use commercially reasonable efforts to overcome the difficulties created thereby and to resume performance of its obligations as soon as practicable. If the performance of any such obligation under this Agreement is delayed owing to such a force majeure for any continuous period of more than one hundred eighty (180) days, the Parties hereto will consult with respect to an equitable solution, including the possibility of the mutual termination of this Agreement.

11.10 Third Party Beneficiaries. Except for the rights to indemnification provided for a Party’s Indemnitees pursuant to Section 8.5, all rights, benefits and remedies under this Agreement are solely intended for the benefit of CPC and Astellas, and except for such rights to indemnification expressly provided pursuant to Section 8.5, no Third Party shall have any rights whatsoever to (i) enforce any obligation contained in this Agreement (ii) seek a benefit or remedy for any breach of this Agreement, or (iii) take any other action relating to this Agreement under any legal theory, including but not limited to, actions in contract, tort (including but not limited to negligence, gross negligence and strict liability), or as a defense, setoff or counterclaim to any action or claim brought or made by the Parties.

11.11 Advice of Counsel. Astellas and CPC have each consulted counsel of their choice regarding this Agreement, and each acknowledges and agrees that this Agreement shall not be deemed to have been drafted by one Party or another and will be construed accordingly.

11.12 Other Obligations. Except as expressly provided in this Agreement or as separately agreed upon in writing between Astellas and CPC, each Party shall bear its own costs incurred in connection with the implementation of the obligations under this Agreement.

11.13 Further Assurances. At any time or from time-to-time on and after the Effective Date, a Party shall at the request of the other Party (i) deliver to the requesting Party such records, data or other documents as may be reasonably necessary to give effect to the provisions of this Agreement, (ii) execute, and deliver or cause to be delivered, all such consents, documents or further instruments of assignment, transfer or license as may be reasonably necessary to give effect to the provisions of this Agreement, and (iii) take or cause to be taken all such actions, as the requesting Party may reasonably deem necessary or desirable in order for the requesting Party to obtain the full benefits of this Agreement and the transactions contemplated hereby.

11.14 Compliance with Laws/Other. Notwithstanding anything to the contrary contained herein, each Party shall comply with, all applicable Laws in connection with its performance under this Agreement, including obtaining all necessary approvals required by the applicable agencies of the governments of the United States, Japan and other applicable jurisdictions. In addition, each Party shall conduct its activities under the Other Programs in accordance with good scientific and business practices.

11.15 Governmental Matters. Subject to Section 7.4, to the extent, if any, that a Party concludes in good faith that it is required to file or register this Agreement or a notification thereof with any governmental authority, including without limitation the U.S. Securities and Exchange Commission and the Competition Directorate of the Commission of the European Communities, in accordance with applicable laws and regulations, such Party may do so, and the other Party shall cooperate in such filing or notification and shall execute all documents reasonable required in connection therewith, at the expense of the requesting Party. The Parties shall promptly notify each other as to the activities or inquires of any such governmental authority relating to this Agreement, and shall cooperate, to respond to any request for further information therefrom at the expense of the requesting Party.

11.16 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together, shall constitute one and the same instrument.

[The remainder of this page intentionally left blank intentionally; the signature page follows.]

IN WITNESS WHEREOF, the Parties have executed this Agreement in duplicate originals by their duly authorized representatives as of the Effective Date.

CPC	ASTELLAS PHARMA INC.

By:	By:
Name:	Name:
Title:	Title:

List of Exhibits:

•	Exhibit 1.9.2—CPC Patents

•	Exhibit 1.16.1—Exclusively Out-Licensed Protein

•	Exhibit 1.29—Existing Compounds

•	Exhibit 2.3—Initial Committee Membership

•	Exhibit 2.10—Existing Third Party Contactor Agreements

•	Exhibit 3.2—Draft Initial Preclinical Development Plan

•	Exhibit 6.2.2(a)—Core Patent Countries

The registrant agrees to furnish to the Securities and Exchange Commission upon request a copy of any omitted schedule or exhibit.

[Signature page to Other Products Collaboration Agreement]